

Annual Report 07

A yearly publication of RPM International Inc.


CELEBRATING
60
YEARS

Goals Set, and then Met

5-YEAR PLAN ACHIEVED

Spanning the Globe

From the Americas to Europe to Asia, RPM's industrial businesses strengthen their positions as global leaders, while consumer companies begin European acquisitions.

BUILDING A BALANCED PORTFOLIO

Going "Extreme"

Families in need get an "Extreme Makeover" with help from Modern Masters paints.

5 Keys to SOLID Financial Performance

Unlocking how the combination of culture, time, balance, strategy and opportunity translates into strong financial performance.

In-Depth Exclusive:

Q&A WITH THE CEO

Special Cover Fold-Out: **11-Year Financial Highlights!**

2004	2003[1]	2002[2]	2001	2000	1999	1998	1997
$2,307,553	$2,053,482	$1,960,738	$1,984,961	$1,943,201	$1,695,209	$1,611,151	$1,346,414
217,616	47,853	154,124	101,487	71,761	159,597	149,556	135,728
141,886	35,327	101,554	62,961	40,992	94,546	87,837	78,315
6.1	1.7	5.2	3.2	2.1	5.6	5.5	5.8
15.4	4.1	13.6	9.8	5.9	14.4	16.6	16.7
$ 1.23	$ 0.31	$ 0.97	$ 0.62	$ 0.38	$ 0.87	$ 0.89	$ 0.81
1.16	0.30	0.97	0.62	0.38	0.86	0.84	0.76
0.5500	0.5150	0.5000	0.4975	0.4850	0.4645	0.4400	0.4080
8.38	7.56	8.22	6.26	6.02	6.83	5.75	5.07
$ 970,402	$ 871,752	$ 858,106	$ 639,710	$ 645,724	$ 742,876	$ 566,337	$ 493,398
464,026	385,791	409,603	360,458	348,102	359,011	314,911	270,465
516,542	499,838	479,041	443,652	408,890	402,870	387,284	478,535
2,345,202	2,238,199	2,078,844	2,078,490	2,099,203	1,737,236	1,685,917	1,633,228
718,929	724,846	707,921	955,399	959,330	582,109	716,989	784,439
$ 63,277	$ 58,674	$ 56,859	$ 81,494	$ 79,150	$ 62,135	$ 57,009	$ 51,145
115,777	115,294	104,418	102,202	107,221	108,731	98,527	97,285

n 2006, $78.0 million ($49.5 million after-tax) in fiscal 2005 and $140.0 million ($87.5 million after-tax) in fiscal 2003 (See Note I to the Consolidated Financial Statements).

reclassifications have been made to prior-year amounts to conform to the current-year presentation. • *See Notes to Consolidated Financial Statements.*


CONSUMER
SEGMENT
Net Sales
In millions
$1200
1100
1000
900
800
700
600
500
02 03 04 05 06 07
Earnings Before Interest & Taxes[1]
In millions
$160
150
140
130
120
110
100
90
80
70
60
50
02 03 04 05 06 07
Identifiable Assets
In millions
$1300
1200
1100
1000
900
800
700
600
500
02 03 04 05 06 07

[1] Earnings Before Interest & Taxes for business segments is reconciled to Income (Loss) Before Income Taxes on page 25 for each of the three years ended May 31, 2007.


TEN-YEAR
COMPARISON
Ten-year comparison based on $100 invested on 5/31/97 in stock or index — including reinvestment of dividends. Fiscal year ending May 31.
$250
225
200
175
150
125
100
75
50
5/97
5/98
5/99
5/00
5/01
5/02
5/03
5/04
5/05
5/06
5/07

CUMULATIVE TOTAL RETURN

	5/97	5/98	5/99	5/00	5/01	5/02	5/03	5/04	5/05	5/06	5/07
■ RPM International Inc.	100.00	114.93	96.76	70.88	63.18	125.57	102.96	126.35	156.57	171.51	216.44
◇ S&P 500	100.00	130.68	158.16	174.74	156.29	134.65	123.80	146.49	158.55	172.25	211.51
● Peer Group	100.00	130.30	109.07	90.07	91.69	106.34	87.81	114.07	131.59	149.96	191.90


VEGETATIVE ROOFING


BUILDING GREEN LIVING GREEN TIPS
DAP
Solutions for your Home
Green Lifestyle
Green Choices


WIND TURBINES
Fibergrate


ENERGY-EFFICIENT EIFS

Growing *green*

RPM is poised to harvest what it has sown.

Being green.
It's always been the right thing to do.
But wasn't always economically sensible. • Today, however, green doesn't mean more expensive and less effective. Rather, it means green as in cash to the bottom line for both customers and RPM. • The green revolution that is stirring is being driven on many fronts. Growing worldwide energy demands. Tight energy supplies and thus increasing costs. Government rules and regulations. Green labeling programs of major retailers. • But with these situations, opportunities for RPM's operating companies sprout forth. Dryvit's exterior insulation and finish systems are among the most energy efficient building cladding available, saving an average of 25 percent on a building's heating and cooling costs. Vegetative roofing systems from Tremco improve air quality through reduced greenhouse gases. DAP's Building Green Living Green section on its web site (www.dap.com) offers consumers money- and energy-saving ideas. Wind turbine components manufactured by Fibergrate's joint venture in India produce renewable energy. • These are but a few of the many ways RPM's operating companies are poised to harvest the benefits of what they have sown with products and services that use recycled materials, conserve energy, produce power and sustain the environment.



www.rpminc.com



Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-002235





The paper in this annual report is certified to the Forest Stewardship Council (FSC) standards. It was tracked through the FSC chain of custody, which means the forest, paper manufacturer, merchant and printer are all FSC certified. The FSC certification is indicative of the highest social and environmental standards for paper use. More information is available at www.fscus.org/paper.

Coated section printed on FSC-Certified paper containing 10% Post Consumer Waste.
Uncoated section printed on FSC-Certified paper containing 30% Post Consumer Waste.

SELECTED FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE AND PERCENT DATA)

All financial data based on fiscal years ended May 31		2007[1]	2006[1]	2005[1]
RESULTS FROM OPERATIONS	Net sales	$ 3,338,764	$3,008,338	$2,555,735
	Income (loss) before income taxes	307,535	(122,475)	163,728
	Net income (loss)	208,289	(76,205)	105,032
PERFORMANCE MEASURES	Return on sales %	6.2	(2.5)	4.1
	Return on stockholders' equity %	20.7	(7.8)	10.5
PER SHARE DATA	Basic earnings (loss) per common share	$ 1.76	$ (0.65)	$ 0.90
	Diluted earnings (loss) per common share	1.64	(0.65)	0.86
	Cash dividends per share	0.6850	0.6300	0.5900
	Stockholders' equity per share	9.20	7.93	8.88
BALANCE SHEET HIGHLIGHTS	Stockholders' equity	$ 1,086,870	$ 925,941	$1,037,739
	Retained earnings	475,676	349,493	500,125
	Working capital	705,509	655,718	693,656
	Total assets	3,333,149	2,996,064	2,647,475
	Long-term debt	886,416	870,415	837,948
OTHER DATA	Depreciation and amortization	$ 81,607	$ 74,299	$ 65,992
	Average shares outstanding	118,179	116,837	116,899

[1] Reflects the impact of asbestos-related insurance settlement of $15.0 million ($9.7 million after-tax) in 2007, and asbestos charges of $380.0 million ($244.3 million after-tax) i
[2] Reflects adoption of SFAS No. 142 regarding Goodwill (See Note A [10] to the Consolidated Financial Statements).
Acquisitions made by the company during the periods presented may impact comparability from year to year (See Note A to the Consolidated Financial Statements). • Certai

SEGMENT CHARTS

INDUSTRIAL SEGMENT



Net Sales
In millions
$2100
1900
1700
1500
1300
1100
900
700
500
02 03 04 05 06 07
Earnings Before Interest & Taxes[1]
In millions
$230
210
190
170
150
130
110
90
70
50
02 03 04 05 06 07
Identifiable Assets
In millions
$1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
02 03 04 05 06 07

COMPARISON OF CUMULATIVE TOTAL RETURN

Among RPM International Inc., the S&P 500 Index and a Peer Group

Set forth to the right are line graphs comparing the yearly cumulative total stockholders' return on the company's common stock against the yearly cumulative total return of the S&P Composite — 500 Stock Index and an index of certain companies selected by the company as comparative to the company (the "Peer Group Index"). The companies selected to form the Peer Group Index are: Detrex Corporation; Ferro Corporation; H. B. Fuller Company; Imperial Chemical Industries PLC; NL Industries, Inc.; PPG Industries Inc.; Rohm and Haas Company; The Sherwin-Williams Company and Valspar Corporation.

The graphs assume that the value of the investment in the company's common stock, the S&P Composite — 500 Stock Index and respective Peer Group Index was $100 on May 31, 2002 and May 31, 1997, respectively, and that all dividends, if any, were reinvested.

FIVE-YEAR COMPARISON

Five-year comparison based on $100 invested on 5/31/02 in stock or index — including reinvestment of dividends. Fiscal year ending May 31.



$200
175
150
125
100
75
50
5/02
5/03
5/04
5/05
5/06
5/07

CUMULATIVE TOTAL RETURN

	5/02	5/03	5/04	5/05	5/06	5/07
■ RPM International Inc.	100.00	82.00	100.62	124.69	136.59	172.37
◇ S&P 500	100.00	91.94	108.79	117.75	127.92	157.08
● Peer Group	100.00	82.58	107.26	123.74	141.01	180.45

Solid Financial



1. **Create a strong corporate culture.** "Hire the best people you can find. Create an atmosphere that will keep them. Then let them do their jobs." This philosophy is central to RPM's corporate culture. Articulated by founder Frank C. Sullivan 60 years ago, it has stood the test of time. Over the years, it was also applied to the company's acquisition program. Today, more than one-third of RPM operating companies are still managed by their founder or a member of the founding family.

2. **Embrace the value of 168.** Another contribution of RPM's founder was his favorite number, 168, literally the number of hours in a week. It is a reminder that time is precious and once gone, can never be recaptured. It results in RPM employees always giving their best effort, whether at work or with their families or communities.

3. **Build a portfolio balanced between consumer and industrial businesses.** The balance between RPM's two business segments has been a cornerstone of its sustained growth, with periodic weaknesses in one segment being offset by strengths in the other.

4. **Combine internal growth with acquisitions.** These are the hallmarks of RPM's growth strategy, a strategy that has created annual revenue increases that are typically more than twice the industry's growth rate.

5. **Capitalize on emerging opportunities.** Whether it is today's emphasis on "green," or the rise of Russia and Eastern Europe, RPM strives to stay "ahead of the curve" on business opportunities by staying close to its customers and then developing new products, providing new services and entering new geographies that meet customer needs.



Net Sales
In millions
$3300
3000
2700
2400
2100
1800
1500
1200
900
600
300
0
97 98 99 00 01 02 03 04 05 06 07



Net Income*
In millions
$200
180
160
140
120
100
80
60
40
20
0
97 98 99 00 01 02 03 04 05 06 07



Diluted Earnings*
Per share
$1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0
97 98 99 00 01 02 03 04 05 06 07

* Excluding asbestos charges of $140.0 million ($87.5 million after-tax) in 2003, $78.0 million ($49.5 million after-tax) in 2005 and $380.0 million ($244.3 million after-tax) in 2006. Excluding asbestos-related insurance settlement of $15.0 million ($9.7 million after-tax) in 2007.

HIGHLIGHTS

Year Ended May 31	2007[1]	2006[2]	2005[3]
(In millions, except per share and percent data)			
Net sales	$ 3,338.8	$ 3,008.3	$ 2,555.7
Asbestos charges (income)	$ (15.0)	$ 380.0	$ 78.0
Income (loss) before taxes	$ 307.5	$ (122.5)	$ 163.7
Net income (loss)	$ 208.3	$ (76.2)	$ 105.0
Return on sales	6.2%	(2.5)%	4.1%
Return on stockholders' equity	20.7%	(7.8)%	10.5%
Diluted earnings (loss) per common share	$ 1.64	$ (0.65)	$ 0.86
Cash dividends per share	$ 0.685	$ 0.630	$ 0.590

[1] Excluding the impact of $15.0 million ($9.7 million after-tax) asbestos-related insurance settlement, income before income taxes would have been $292.5 million; net income, $198.6 million; return on sales, 5.9%; return on stockholders' equity, 17.7% and diluted earnings per share, $1.57.

[2] Excluding the impact of the $380.0 million ($244.3 million after-tax) asbestos charges, income before income taxes would have been $257.5 million; net income, $168.1 million; return on sales, 5.6%; return on stockholders' equity, 14.9% and diluted earnings per share, $1.35.

[3] Excluding the impact of the $78.0 million ($49.5 million after-tax) asbestos charges, income before income taxes would have been $241.7 million; net income, $154.5 million; return on sales, 6.0%; return on stockholders' equity, 15.0% and diluted earnings per share, $1.25.

See Note I to the Consolidated Financial Statements for discussion. Management believes that the inclusion of this non-GAAP financial data provides investors with additional insight into pertinent performance measures of the business, and that it should be viewed as supplemental data, rather than as substitutes or alternatives to GAAP measures of performance.

Acquisition Growth Opportunities

Acquisitions serve as one of our key growth strategies, at home and abroad.

We seek three types of opportunities: companies with strong management teams and leading brands in our industry, bolt-on product lines that can be assimilated into RPM's existing operations and strategic platforms significant in size and geographic reach.

In fiscal 2007, RPM acquired five businesses: The Dane Group, Nu-Chem, Permaquik, The Watco Group and Tor Coatings. RPM also acquired 14.99% of the outstanding shares of Kemrock Industries. All are now under the RPM umbrella and generate approximately $120 million in annual sales. Each company strengthens our global position for continued growth.


PERMAQUIK
SUPER 200
BLACKFRIAR
ALL-PURPOSE
WHITE
EXTERIOR
VARNISH
Low Odour

RPM

www.rpminc.com

Annual
Report
A yearly publication of RPM International Inc.

Table of Contents 07





CELEBRATING
60
YEARS

At a Glance

RPM International Inc. is a multinational holding company with subsidiaries that manufacture and market high-performance coatings, sealants and specialty chemicals, primarily for maintenance and improvement applications.

Industrial Products (63 percent of fiscal 2007 sales): roofing systems, sealants, corrosion control coatings, polymer floor coatings, fiberglass reinforced plastic grating, specialty chemicals and recreational marine coatings sold in approximately 150 countries and territories.

Industrial Brands: Tremco, Stonhard, Carboline, illbruck, Day-Glo, Euco, Dryvit, Fibergrate and Pettit.

Consumer Products (37 percent of fiscal 2007 sales): rust-preventative and small project paints, primer-sealers, wallcovering preparation and removal products, wood stains and finishes, mildew resistant paints, automotive repair and maintenance products and hobbyist products, sold mainly in North America.

Consumer Brands: Rust-Oleum, DAP, Zinsser, Varathane, Bondo and Testors.

Stock Listing: New York Stock Exchange (Symbol: RPM).

Institutional Stockholders: 300 (68 percent of total shares).

Individual Stockholders: 96,000 (32 percent of total shares).

Employees: 9,400 worldwide.

Manufacturing: Approximately 90 manufacturing facilities in 16 countries.



Annual
RPM
Report 07
Spanning the Globe
5 Keys to SOLID
Going Extreme
Q&A CEO

Cover Stories

Don't miss our annual Financial Section insert

Also in this issue...

To the **Associates, Customers** and **Shareholders** of RPM:

Five years ago, I was given the opportunity to lead a business founded by my grandfather 55 years prior, and then nurtured and built by my father for more than three decades. From an $11 million business producing a single product line, RPM had grown to become a leader in the specialty coatings industry, with a stable of leading brands generating revenue of $2 billion and net income of $100 million. At that time, Tom Sullivan and his lifelong business partner, Jim Karman, passed the torch of leadership to a young, untested management team.

Strategically, our holding company approach that keeps operating units close to their customers was time-tested. And we were guided by Frank C. Sullivan's founding philosophy: "Hire the best people you can find. Create an atmosphere that will keep them. Then let them do their jobs." He instilled in us *The Value of 168*, which represents the number of hours in a week, and reminds us to use our time productively, in our workplace, with our families and in our communities.

"Hire the best people you can find. Create an atmosphere that will keep them. Then let them do their jobs."

With this foundation, we established a five-year plan to grow RPM to $3.35 billion in sales, while doubling net income to $200 million. One key component of this plan was to enhance our presence in Europe, growing from a $180 million base of business to $500 million. Achieving this plan did not come easy. Our people were battle-tested, not only by the day-to-day challenges of a competitive marketplace, but also by the two-edged sword of an unanticipated asbestos liability crisis and skyrocketing raw material costs.

Despite these challenges, we achieved our goals. During this five-year period, sales and earnings grew at a compounded annual rate (excluding asbestos items) of 11 percent and 15 percent respectively, including the contributions from a now $600 million European base of business. Our cash dividend to shareholders increased by 40 percent, while our payout ratio was reduced to 42 percent from 52 percent. Our net debt-to-total capitalization ratio remained steady at 43 percent despite $450 million of debt-funded acquisitions and $598 million of pre-tax asbestos liability charges negatively impacting stockholders' equity.

Sitting here today, words cannot express how grateful and proud I am of our corporate management team, operating company leadership and 9,400 employees worldwide who came together to meet these ambitious growth targets.

Challenges Overcome as Sales, Net Income, EPS Set Records

During this past fiscal year, the journey has been punctuated with victories in the marketplace, both large and small; by challenges and opportunities; and by macroeconomic forces and market trends impacting each of our business units. As a result of this wide variety of topics, we have adopted a magazine format to tell the RPM story for fiscal 2007 and hope you enjoy it.

Operating conditions in fiscal 2007 were far from ideal. Severe raw material price pressures that began in fiscal 2006 continued to affect our margins. While most of our product applications involve maintenance or improvement, we were not completely immune from the decline in new housing starts or the decline in sales of existing homes in the U.S., which had a negative effect on a number of RPM businesses. Our consumer segment also felt the impact of well-publicized difficulties facing many of our retail customers.

Yet, despite these challenges, sales increased 11 percent to $3.3 billion from $3.0 billion in fiscal 2006. Net income was a record $208.3 million, or $1.64 per diluted share, compared to a loss of $76.2 million, or $0.65 per diluted share, a year ago. Fiscal 2006 results included a $380.0 million charge to cover current and future asbestos liabilities. Fiscal 2007 results included a $15.0 million pre-tax gain from the settlement of asbestos-related claims against an insurance carrier. Excluding asbestos items in both years, net income increased 18 percent, to $198.6 million, from $168.1 million, a year ago. Diluted per share earnings were up 16 percent, to a record $1.57 from $1.35 in fiscal 2006.

The company's industrial segment enjoyed another year of strong growth, with sales up 16 percent to $2.1 billion and EBIT (earnings before interest and taxes) up 16 percent to $235.1 million. Organic sales growth was 10.3 percent, while acquisitions added another 5.6 percent. Nearly all industrial businesses posted solid sales gains, with particular strength internationally.

Consumer segment sales grew 4 percent, to more than $1.2 billion, from $1.2 billion in fiscal 2006, while EBIT declined 3 percent, to $154.4 million, from $159.3 million a year ago. Organic sales grew 1.1 percent, while acquisitions added 2.4 percent. Our consumer business units faced tough sales challenges as our major retail customers addressed a sluggish retail climate through uneven buying patterns and inventory reductions. Continuing a trend of the last few years, we gained market share across virtually all consumer product lines through a combination of improved distribution, stronger advertising and ongoing partnering with retail customers. These share gains bode well for our sales outlook as market conditions improve for this segment.

At year-end, RPM's asbestos reserve stood at $354.3 million following the draw down of $67.0 million of reserves during the year. We believe that the worst of the asbestos issue is behind us and that it will continue to diminish in impact over time. New case filings are declining and resolution of prior cases is accelerating, as is the dismissal rate for specious cases. We also continue to press forward with litigation against insurance carriers in an attempt to recover both past and future asbestos-related costs.

More detail on the asbestos issue may be found in Management's Discussion and Analysis, as well as in Note I to the Consolidated Financial Statements, which may be found on page 58 of this annual report. A Reconciliation of EBIT to Income (Loss) Before Income Taxes can be found in Management's Discussion and Analysis.

Acquisitions Enhance International, U.S. Presence

During the five-year strategic plan period ended May 31, 2007, RPM invested $450 million in 28 transactions to acquire businesses or product lines that generated $490 million in annual sales their first year as part of RPM. Of these, 16 were product lines that were integrated into existing RPM businesses. While these tend to be relatively small transactions, the returns on investments are huge, given the ability of our companies to leverage these acquired product lines across established sales and distribution platforms. Ten acquisitions were of freestanding companies where the management team has stayed to run the business, further proof that RPM remains the best home for entrepreneurial companies in our industry. One transaction, illbruck in Germany, is what we consider a major strategic acquisition. illbruck provides us with the leadership position in the European building component tapes and sealants market. The last of these 28 transactions is our joint venture with Kemrock Industries in India. You are likely to see additional transactions similar to this joint venture as we more aggressively investigate the opportunities for growth in developing countries.

> Six transactions representing an investment of $140 million were completed in fiscal 2007.

Six transactions representing an investment of $140 million were completed in fiscal 2007 (see Acquisition News Briefs on page 9). With our net debt-to-total capitalization ratio at a comfortable 43 percent and liquidity of nearly $500 million, representing a combination of cash and unused long-term committed credit facilities, we have ample resources to successfully pursue and complete the acquisition piece of our growth strategy.

Director Contributions Applauded

With one of our outside directors retiring during the 2007 fiscal year and another planning retirement at our annual meeting in October, it is appropriate to comment broadly on the quality of our Board and its impact on our growth and success.

Outside directors have comprised a majority of RPM's Board since 1977. In recent years, they have been instrumental in counseling us on a number of critical issues, including implementing requirements of the Sarbanes-Oxley Act, addressing the challenge of asbestos lawsuits and establishing a succession planning process at both the corporate and operating level.

On January 26, 2007, we announced the retirement from our Board of Dr. Max D. Amstutz, who brought important expertise in international markets and a tremendous passion for RPM for 12 years as we grew from $1 billion to more than $3 billion. Max's insight and advice will be missed.

Replacing Dr. Amstutz is Frederick R. Nance, the regional managing partner and member of the management committee of Squire, Sanders & Dempsey L.L.P., an international law firm based in Cleveland, Ohio, with more than 800 attorneys in 30 offices worldwide. Mr. Nance brings tremendous negotiating and transaction skills and experience to RPM.

As you will see in the proxy statement accompanying this annual report, David A. Daberko has been nominated to replace Edward B. Brandon, who will retire at the annual meeting following 18 years of service on the RPM Board. Ed joined RPM when it had only $445 million in sales. He has ably served as chairman of RPM's Compensation Committee for a decade. Ed's expertise in financial markets and common sense approach to governance and business issues has been invaluable.

Mr. Daberko is currently chairman of National City Corporation, a financial holding company with $140 billion in total assets and offices throughout the Midwest and Florida. His knowledge of capital markets, acquisition skills and experience in running a large complex organization will serve RPM's shareholders well in the coming years.

I am pleased that in this era of heightened director liability, we have been able to attract two individuals of the quality and expertise of Messrs. Nance and Daberko, and on behalf of RPM associates and shareholders, I would like to express our great appreciation for the longstanding service of both Max Amstutz and Ed Brandon.

Senior Management Team Strengthened

We are focusing even more resources on our core businesses by putting a management structure in place to lead RPM to the next level of growth. In October, we announced that the Board elected the following individuals to key positions at RPM:

- Ronald A. Rice was elected executive vice president and chief operating officer, with each of RPM's five operating group presidents reporting to him. He joined RPM in 1995 as director of employee benefits and most recently served as senior vice president – administration.
- P. Kelly Tompkins was elected executive vice president and chief administrative officer, responsible for all of RPM's worldwide financial, legal, public affairs and risk management functions. He joined the company in 1996 as assistant general counsel and most recently was senior vice president, general counsel and secretary.

- Paul G. Hoogenboom was elected senior vice president – manufacturing and operations, and chief information officer, having previously been vice president – operations and chief information officer. He joined RPM in 1999 to lead our e-commerce subsidiary, which was subsequently merged into RPM.
- Steven J. Knoop was elected senior vice president – corporate development, having previously been vice president – corporate development. He joined the company in 1996 as director of corporate development.

Later that month, we announced that Edward W. Moore had joined RPM as vice president, general counsel and secretary, succeeding Kelly Tompkins. He was previously a partner with Calfee, Halter & Griswold LLP, where he was co-chair of the Securities and Capital Markets Group and also served as lead counsel to RPM.

We are focusing even more resources on our core businesses by putting a management structure in place to lead RPM to the next level of growth.

As we face an exciting future, it is important to acknowledge those who have been so important to our past.

Robert L. Matejka, RPM's chief financial officer, plans to retire later in the 2008 fiscal year. Bob played a key role as our CFO during a very challenging time for public companies, successfully leading RPM through the implementation of Sarbanes-Oxley requirements and the transition from a regional outside auditing firm to a global auditing firm.

Ernest Thomas joined the company as senior vice president at the end of our fiscal year, and succeeded Bob as RPM's CFO on August 1, 2007. Ernie was formerly senior vice president and CFO of CF Industries Holdings, Inc. In his career, he served in various financial and operational management positions for companies that included Tower Automotive, Modine Manufacturing Company, Eaton Corp. and General Motors Corporation.

Don Zikmund retired at the end of this fiscal year as president of our Stonhard business. Don joined Stonhard in 1977, when it had sales of less than $10 million, and continued in a leadership role after RPM's acquisition of this worldwide leading producer of industrial polymer flooring.

Ulf Eriksson retired this year after 40 years with RPM. He first planted RPM's flag in Europe in the 1960s. Ulf played a critical role in our growth and development in this important marketplace, culminating in his leadership in establishing RPM Europe and accomplishing our most recent European growth goals.

On a sad note, during this past year we lost Dennis Finn, RPM's vice president of environmental and regulatory affairs. He was a bear of a man with a big smile and an eagerness to travel anywhere in the world on behalf of RPM. Business associates, friends and particularly family will tell you that Dennis truly lived "The Value of 168."

I mention these as the most prominent examples of the people who say good-bye to RPM each year, but in doing so leave their mark on our company. To all, I express our great thanks and appreciation for your investment of time and talent in RPM's growth and success.

Outlook Optimistic for Fiscal 2008 and Beyond

As we prepare a new strategic plan, we will establish growth goals covering the next three years to 2010. We expect to communicate the details of this strategic plan at our annual meeting of shareholders, which will be held on Thursday, October 4, 2007 in Strongsville, Ohio. We hope to see you there.

Preliminary indications suggest compounded annual growth in sales of 10 percent and earnings of 10 to 12 percent over this three-year period. This earnings growth level is somewhat less positively leveraged as a result of expected greater investment opportunities in developing countries in the coming years. The biggest variable in earnings over this period will come from the impact of raw material costs. At this point in time, we are not forecasting any change from the current historic high-cost levels.

During this three-year period, shareholders should expect continuing disciplined acquisition growth consistent with our recent transactions and a cash dividend that increases each year.

For our 2008 fiscal year, we anticipate growth in revenues and earnings of approximately 8 percent as a result of positive internal growth, the impact of small- to medium-sized acquisitions, and an increase in growth investments in developing countries such as India and China. While there will be a small drag on earnings growth in the near term, we are excited about the prospects for accelerating sales and earnings growth in the coming years in these exciting parts of the world.

In a business world that is often focused on pennies per share per quarter, we established a long-range vision and then achieved it. RPM's track record of longevity, sustainable growth and recent accomplishments in the face of tremendous challenges is testimony to our entrepreneurial operating philosophy, deliberate strategic balance between industrial and consumer businesses, and the hard work of every RPM associate.

On behalf of the RPM associates worldwide, we thank our customers for the business we do and the partnerships we enjoy. To our fellow shareholders, thank you for your continued confidence and investment in RPM.

Very truly yours,



Frank C. Sullivan
President and Chief Executive Officer

August 20, 2007

NEW

products **services** **geographies**



Among DAP's latest offerings is its unique Stik adhesives line. These products use exclusive technologies and innovative delivery systems. They make gluing cleaner, easier, more precise and stronger.



Tremco's roofing services business has grown from $15 million to $200 million in six years. Based on this success, Tremco now services the entire building envelope to keep it dry and temperature correct.



Euclid Chemical has expanded the market footprint for its concrete products into the Western U.S. and Latin America. As a result, it's experienced tremendous growth in sales and profits.

RPM

These are just some pieces of RPM's internal growth puzzle.

Whether it requires innovating new products, expanding our service capabilities or moving into new geographies, we stay close to our customers, listen to their needs and deliver solutions to meet them. In so doing, RPM's been able to meet its annual internal growth goal of 5%. This rate is about 150%-200% of our industry's average. Our intent is to match that with 5% acquisition growth. In producing top-line growth of 10%, we believe we can grow the bottom line in the 10% to 12% range and continue to provide strong returns to our shareholders.

www.rpminc.com

Letters to the Editor from our operating units

INDUSTRIAL SEGMENT

RPM II's Innovation to Value

A key RPM II growth strategy is "Innovation to Value." An excellent example of this strategy is Kop-Coat's new Tru-Core environmentally responsible wood protection technology.

The Tru-Core patent-pending process for protecting wood products delivers preservation ingredients to the center core of lumber products without the expensive traditional use of pressure treatments. The Tru-Core technology is a break-through process, which infuses a wide variety of wood protection chemistries completely to the center of dimensional construction lumber and engineered wood products. Because Tru-Core adds only slightly to wood's moisture contents, the costly drying procedures required for most other treatments are avoided. The Tru-Core process is also able to fully penetrate many types of species and wood products previously considered untreatable by conventional pressure treatment methods. This opens the door for many wood products manufacturers to now add the value of high durability to their own wood building products. Our environmentally friendly platforms coincide with our customers' evolving needs for enhanced wood performance and energy savings.

The Tru-Core innovation was pioneered in New Zealand and quickly won 30 percent of that country's framing market. Tru-Core treated products are being introduced in the USA in late 2007.

The attainment of greater economy and high performance with the unique proprietary Tru-Core wood protection system exemplifies how RPM II is generating profitable growth through an "Innovation to Value" strategy.

Chuck Pauli, *Pittsburgh, PA*

StonCor Chronicles Profitable Year

In response to your piece on RPM's growth for 2007, I want to point out the notable contributions of StonCor.

StonCor Europe completed a $6 million Stonhard flooring installation at the Intel facility in Israel, a mammoth undertaking and the largest single flooring contract to date for our company.

Carboline expanded its market share, successfully integrating A/D Fire Protection Systems, along with the acquisition of Nu-Chem fireproofing assets, to significantly improve Carboline's worldwide fireproofing strategy. Also contributing to the '07 gain is the creation of a new national Marine/Offshore business.

Finally, Stonhard and Fibergrate's smooth transition in presidential leadership demonstrates how we effectively balance management and growth.

StonCor chronicled another year of record results. I can proudly say that performance, profitability and stability have all put StonCor on a solid course for the future.

Dave Reif, *Maple Shade, NJ*

Tremco Sales Exceed $1 Billion

The Tremco Group of companies achieved a milestone year in FY07. We surpassed a billion dollars in revenue for the first time! Since the acquisition of Tremco by RPM in 1997, our family of products and services has grown at a compounded annual rate of 27 percent. Approximately half of this growth has been organic, with the other half from acquisitions. Our construction materials are sold throughout the world on prestigious projects from the Louvre, the Sydney Opera House and the Hong Kong airport to One Liberty Place and the WW II Memorial in the U.S. Tremco employs 3,600 people worldwide.

Jeff Korach, *Beachwood, OH*

CONSUMER SEGMENT

DAP Innovation Continues

In response to your article on RPM International's growth for FY2007, I wanted to add that the DAP Group was a significant contributor to those efforts.

In 2007, our automotive company, Bondo, finished another terrific year of productive growth, domestically and internationally, highlighted by the opening of its production facility in Dubai. In addition to that, Bondo launched a number of new products to all markets.

Our DAP business continued its tradition of innovation, with first-to-market new products, technology and packaging. New to market was its Stik line of adhesives that offers innovative solutions and unique applicator packages. DAP's 3.0 Kitchen and Bath Kwik Dry Technology, which allows contractors and consumers to caulk and shower in three hours, is one example of its "first-to-market" technology. Numerous other products for both consumers and contractors were launched in the repair, sealant and adhesive areas. Lastly, DAP has taken the lead in "Building Green Living Green" with an exclusive space on its web site dedicated to promotion and education regarding these concepts.

I am pleased to report that in 2008, the DAP Group will again have a year of innovation and continued profitability.

John McLaughlin, *Baltimore, MD*

Rust-Oleum Group is On the Grow

Fiscal year 2007 was a year of record results for the Rust-Oleum group of companies. In a year where we overcame challenges in raw material pricing, a housing slow down and inventory swings at major accounts, we accomplished some milestone achievements.

We more than doubled the size of our international business with the acquisitions of The Watco Group and Tor Coatings Limited, and also achieved record sales in other international markets such as Russia and China. In Canada, we reorganized our leadership team, introduced 277 new SKUs and gained national distribution of our Stoneffects brand with support of a first-ever TV campaign for this product line.

In the United States, our broad product line offerings achieved record growth. We supported our brands with the highest amount of TV advertising in the history of our company. We were also recognized as one of the top 100 (#13) best companies to work for in Illinois, which is the location of our international headquarters. We are thankful for the hard work and dedication of our associates and appreciative of our customers' support.

Tom Reed, *Vernon Hills, IL*

Acquisition NEWS Briefs



Rust-Oleum Adds to Consumer, Industrial Presence in Europe

RPM's Rust-Oleum subsidiary enhanced its position in Europe during fiscal 2007 through two acquisitions. **The Watco Group**, a $20 million manufacturer and marketer of coatings for industrial maintenance applications, based in Godalming, England, was acquired on July 25, 2006. **Tor Coatings Limited**, a $45 million specialty coatings producer based in Birtley, England, was purchased on March 1, 2007. Tor serves both consumer and industrial markets with leading brands including Tor, Blackfriars, Holdtite, Solignum, Ratcliffe and Macroplexx.

WATCO®


TOR

Fibergrate Gains Toe-Hold in India

The company's Fibergrate subsidiary acquired a 14.99 percent interest in **Kemrock Industries & Exports, Ltd.** on September 14, 2006. Kemrock is a $30 million producer of fiberglass reinforced plastic (FRP) components based in Vadodara, Gujarat State, India. It produces certain FRP grating product lines for Fibergrate, which are used extensively in highly corrosive environments, such as offshore drilling platforms. Kemrock also markets its own line of FRP products, including sound-deadening barriers for highways and components for wind turbines.

Fibergrate



Dane Gives Day-Glo a Great Boost Internationally

The $20 million daylight fluorescent, phosphorescent and thermochromatic pigments business of **The Dane Group** was acquired by RPM's Day-Glo unit on November 30, 2006. Based in Manchester, England, this business broadens Day-Glo's market coverage in Europe and Asia.


DayGlo

Tremco Expands in Canada

Permaquik Corp., a $7 million supplier of high-performance waterproofing and green roof systems, joined the Tremco Global Sealants Division on November 1, 2006. Permaquik is based in Mississauga, Ontario, Canada.

PERMAQUIK CORPORATION

TREMCO



Carboline Adds to Fireproofing and Marine Capabilities

On November 21, 2006, Carboline acquired St. Louis-based **Nu-Chem, Inc.** The $5 million line of intumescent fireproofing products protects exposed steel in various commercial, petrochemical and offshore markets. Subsequent to year end, Carboline purchased the $5 million marine and industrial coatings product line of **Finnaren & Haley**, based in Philadelphia. This addition, made on June 1, 2007, enhances Carboline's rapid penetration of the marine coatings market in the U.S.

carboline

Q&A WITH THE CEO



Frank*ly*

An interview with:

Frank C. Sullivan

President and Chief Executive Officer

RPM International Inc.

Five years ago, you laid out an ambitious growth plan that called for doubling net income from $100 million to $200 million and increasing sales from $2 billion to $3.35 billion. What were the main factors that allowed you to achieve those goals?

There is an intense focus on growing the business, the pieces of which include a more systematic and aggressive approach to driving investment in internal growth. We initiated our Growth & Strategy sessions six years ago, and they have just gotten better over time. This is where the operating companies come in and present their best ideas for growing organically: new products, new markets and capital spending to achieve more efficiency. Over the five-year period, we also continued our disciplined acquisition program.

Of course, neither of these growth initiatives would work as well as they have without strong leadership at the operating company level and great execution that is typical of RPM employees.

What were the main obstacles you faced along the way?

When we prepared this plan in the fall of '02, asbestos liabilities were costing us about $8 million a year, and in the 20 prior years, they had cost us about $10 million in total, most of which was covered by insurance. Little did we know that five years later, we would have flowed $600 million in charges through our P&L, including last year's reserve, and incurred more than $300 million in cash costs.

On top of that, we experienced two-and-a-half-years of the greatest raw material price inflation that we have seen since the oil crisis in the mid '70s.

What do you consider to be the major "home runs" that RPM hit over the past five years?

Fortunately, there have been several. Tremco's roofing services business (Weatherproofing Technologies, Inc.) has to be high on the list. It has grown from $50 million in '02 to almost $200 million in '07 — a compounded annual growth rate in excess of 30 percent.


WEATHERPROOFING
TECHNOLOGIES, INC.
a service division of Tremco Incorporated

We're also getting a lot better at doing smaller product line acquisitions in a way that is very strategic. Rust-Oleum's Epoxy Shield is a great case in point. On the surface, this was a $2 million garage floor coating business. But Rust-Oleum did the research and found out that there were 78 million garage floors in the United States, and less than one percent of them were painted. So they took this product line, invented by an entrepreneur, combined it with our strong distribution, and created what today is a whole new $70 million category in do-it-yourself (DIY), of which we have about half.


RUST-OLEUM
EPOXY Shield
GARAGE FLOOR COATING
THE ULTIMATE GARAGE FLOOR



Rust-Oleum Service Company was launched in 2005, in partnership with The Home Depot, to provide professionally installed Epoxy Shield garage floor coatings to consumers. The program continues to expand its services and number of retail outlets served.

It's also the basis for Rust-Oleum's entry into what we call the do-it-for-you market, or DIFY, which is projected to grow at 11 percent annually through 2010, more than double the growth of the DIY market. Through licensed contractors and in partnership with major retailers, Rust-Oleum continues to roll out this service business to additional retail outlets.


illbruck

Another real home run was the illbruck acquisition, which combined all of our acquisition philosophies. It had a strong management team, put in place by the Illbruck family, which has stayed on to run the business. It was certainly a strategic deal for us because it put us in a leadership position in the European sealants and tapes market, with a tremendous sales force, great distribution and a leading brand name. It also brought opportunities for synergy with our existing Tremco sealants business in the U.K. We were able to combine some manufacturing, which gave us better efficiency in both operations.

In discussing home runs, I should also mention the reorganization of the RPM management team, although it has been in place for most of the past five years. This organizational change has proven to be highly beneficial in our growth process since then. We went from 40 independent operating units to a group structure with five group presidents. Over the last 60 years, we've evolved from a sole entrepreneur, succeeded by the partnership of Tom Sullivan and Jim Karman. Today, we have an executive leadership team of 10 that is involved in all major decisions, including capital allocation, internal investments, product development, geographic expansion and acquisitions.

Historically, RPM products have focused mainly on maintenance and improvement markets, and the company has been relatively immune from the ups and downs of new housing construction. Is this still the case?

The short answer is yes. Less than 10 percent of our sales is seriously impacted by new housing starts, and that 10 percent is pretty well concentrated in three main business units.


TREMCO
Barrier Solutions

Tremco Barrier Solutions, which has the largest market share in the U.S. for high quality residential basement waterproofing and insulation, is a pure play in residential new construction. It has been a challenging business for us this fiscal year, but in the face of the challenge, the combination of a strong brand and a great management team is helping us gain share in a down market.

Our DAP caulks and sealants are the preferred product for contractors in new construction, so DAP has been hit by the housing downturn to a degree. Even so, the vast majority of DAP products are for weatherproofing, home maintenance and remodeling.


DAP



Euclid Chemical's concrete admixtures and specialty chemicals for concrete find their way into residential new construction; it certainly isn't a huge portion of their business, but it is meaningful enough to notice its impact in the downturn.

For some time, RPM has promoted its balance between industrial and consumer businesses, yet over the past few years industrial has become an increasingly larger piece of the pie. Could you comment on that?

The trend line has certainly been towards our industrial business representing a greater portion of our total sales. This is principally a result of our international expansion, which has been easier to do in the industrial marketplace. Our industrial businesses have strong brand recognition in major industries such as oil and gas, microelectronics, foodservice and petrochemical. I expect our industrial business will remain a larger percentage of total sales for the foreseeable future. On the consumer side, we have many number one brands in North America, but they are little known in other parts of the world. The expansion of our consumer business outside North America will most likely come through acquisitions, such as Rust-Oleum's purchase of Tor in the U.K.


SKOK

Where do you see the greatest opportunities internationally?

In addition to Western Europe, we are growing in Eastern Europe, Central and South America, India and, of course, China.



A Polish Credit Union office in Sopot utilizes Dryvit Outsulation PMR in a Stone Mist finish.

What are you doing to control costs?

Overall, our SG&A as a percent of sales has continued to decline. It's a combination of good expense control with a rising business base. We're also being smarter about allocating our dollars into new initiatives.

With gross margins, we have seen the impact of two-and-a-half years of dramatically rising raw material costs. While we have been able to increase prices in every one of our businesses, we haven't always been able to fully recoup rising raw material prices because the increases have been so dramatic. We think that these raw material price increases have stabilized. Once they start to trend downward, we should be in a position to expand gross margins and accelerate our profitability.

We're also working to help rein in raw material costs by expanding the geographies and raw material categories addressed by our Purchasing Action Group, which unites the buying power of our combined operating companies and harnesses the purchasing expertise present throughout these businesses.



RPM founder Frank Sullivan stands beside his car and license plate with his favorite number, "168," in 1970.



Tom Sullivan and Jim Karman stroll on RPM's office campus about ten years after they began running the business in 1971.

Now that you have met the goals laid out five years ago, where do you go from here?

Historically at RPM, we have worked off of five-year plans. This practice got its start in 1971, when my grandfather passed away suddenly and my father and Jim Karman unexpectedly assumed the reins of an $11 million business. At that time, they set a goal to grow RPM to $50 million in five years. We have had five-year plans ever since. At our Directors' urging, we are now shortening our strategic planning period to three years, and will review the new plan with shareholders at the annual meeting this October.

While we are finalizing it, I can say at this point that it would be great to get RPM to $5 billion in sales during this period, which should put us back into the Fortune 500. So what will that take? It will take a continuation of improving the quality and quantity of our internal growth investments. We'll continue to pursue the type of product line and entrepreneurial





acquisitions we've done over the past five years, as well as pursue some major acquisition opportunities, though in so doing, we will maintain the discipline that has always been a critical part of doing acquisitions — we will focus as much on the bottom line as the top.

If private equity continues to become a bigger part of the acquisition market, driving higher valuations that make sense only because of the historically high leverage allowed in these deals, it will be difficult to do big transactions. But at some point, the bloom is going to come off that rose, and when it does, RPM is going to be where it has been for 30 years: well-positioned to do strategic acquisitions. When a seller is looking for a great environment for his or her employees, where they can continue to have growth opportunities and where the business can flourish, RPM is truly the best home for entrepreneurial companies in our space. Founding owners/entrepreneurs, or their families, still run about one-third of our operating companies.

With the increasing regulatory burden on publicly traded companies, along with the widespread availability of private equity, is the notion of a publicly traded company becoming obsolete?

I think there is a tremendous benefit to being a public company. The public nature of who we are allows us to spread our risks across a greater shareholder base, and at the same time share in the rewards. I'm not sure we could have survived the asbestos challenge as a private company. I'm not sure we would have had the discipline that has allowed us to increase our dividend every year for 33 years. A commitment to a continuously growing dividend makes you focus on sustainable growth, because you have to have the cash flow to support it year after year.

Your corporate philosophy makes a big deal about keeping your good people. How are you doing that?

For starters, it is easier to keep people in a business that is growing. Growth provides career advancement opportunities, and gives the company the means to provide pay increases and bonuses, while giving employees the ability to build long-term financial security. Beyond that, we are working hard at remaining an employer of choice. We still provide our employees with a defined benefit pension plan and a matched 401(k) program in an environment where many companies have eliminated pension plans that guarantee at least some minimum payment in retirement. We have comprehensive health care insurance with dental and vision for our U.S. employees; overseas, we provide similar coverage, whether through taxes that enable a foreign government to provide the coverage or through direct premium payments by RPM.



RPM's executive officers reporting to the president and CEO are (left to right) Paul Hoogenboom, senior vice president – manufacturing and operations and chief information officer; Kelly Tompkins, executive vice president and chief administrative officer; Ron Rice, executive vice president and chief operating officer; and Steve Knoop, senior vice president – corporate development.

We don't buy the notion that there is a tradeoff between treating your shareholders right and treating your employees right. In the long run, companies that don't treat their employees right are eventually going to disappoint their shareholders. It's my belief that if we take care of our people, they will take care of our customers. Ultimately, that's how you create shareholder value. RPM



Carboline's corrosion control coatings are gaining wide acceptance in the marine market and are being specified on barges, tug boats, fishing vessels, off-shore drilling rigs and work boats like the Harvey Discovery (right), which was named 2006 Ship of the Year by *Professional Mariner* magazine.


HARVEY DISCOVERY

Building a Balanced and *Diversified* Portfolio

Balance and diversity are considered hallmarks of a successful personal investment portfolio. Following a similar strategy, RPM has built a portfolio of specialty coatings businesses that are balanced between its industrial (63 percent) and consumer (37 percent) segments. They offer a diverse range of some 800 well-respected global brands that typically command the number one or two position in the many markets they serve.

RPM's industrial and commercial brands are used wherever structural integrity is paramount, from floor to roof to everywhere in between. They protect and beautify world-renowned icons such as the Statue of Liberty, the Tokyo International Forum, the New Alexandria Library in Egypt, Hollywood's Kodak Theater and the Sydney Opera House. Governments, militaries, businesses, airports, hospitals, schools and libraries count on the dependability of RPM's products to secure their buildings from the elements. They are relied upon to shield structures exposed to harsh environmental conditions including bridges, petrochemical refineries, electric power plants, offshore drilling platforms and more.

Consumer products from RPM include brand name small project paints, coatings and sealants. They are used for maintenance, beautification and energy conservation all around the home. Their dependability, ease of use and innovative solutions make them the top choice by professionals, do-it-yourselfers and hobbyists. Hence, they are carried by most major retailers, home centers and hardware stores.

By maintaining this balanced and diversified portfolio, RPM has been able to sustain a strong and steady pace of growth throughout its six decades in existence, while weathering changing economic conditions. This business model that combines growth with stability is one that long-term RPM shareholders have come to appreciate.

continued on page 16



From professionals to do-it-yourselfers, everyone is trying to gain more time in the day, and DAP delivers. Its ALEX Fast Dry caulk forms a tough outer skin that's dry enough to paint in about 40 minutes, cutting standard waiting times by 80 minutes, and comes with a 35-year durability guarantee.


ALEX FAST DRY
DAP

Leveraging Efficiencies for Growth

As a holding company for a broad range of businesses in related fields, **RPM International** enjoys the ability to translate sales increases into even larger gains on the bottom line. Here's how:

Distribution and sales: RPM is able to tap the resources of strong operating units by capitalizing on well-established customer partnerships and finely-honed distribution networks. Such has been the case with our Varathane wood finishes and Wolman deck products, now accelerating gains in market share as part of the Rust-Oleum Group.

Purchasing: For more than a decade, RPM's Purchasing Action Group has been uniting the buying power of our operating companies, many of which utilize common raw materials and services. It has contributed to our improved bottom line results and allowed RPM to better cope with the higher raw material costs of recent years.

Manufacturing: Our manufacturing facilities are aligned according to product chemistry and manufacturing needs. Today, many of our operating units manufacture products for sale by other operating companies to gain efficiencies of scale or capitalize on unique capabilities.



ZINSSER
Chalk Board
RUST-OLEUM
RIMER
STAIN-KILLER
RUST-OLEUM
Varathane
WOOD STAIN

At RPM, the whole equals more than the sum of its parts.

RPM

www.rpminc.com

Strategies for Growth Acquisition Growth Internal Growth **Earnings Leverage**


WELCOME

Service Innovations

While product innovation has driven Stonhard's growth over the years, it is now developing innovative services as well. One is Stonkleen, a maintenance service for Stonhard polymer floors that utilizes products private labeled by Chemspec, another RPM business. Additionally, its construction management group frees up Stonhard territory managers from being on site during time-consuming installations.

STONHARD

Building a Balanced and Diversified Portfolio

Industrial Segment

RPM's industrial businesses fall into one of two categories: companies with leading brands that operate in huge, fragmented markets; or businesses with a leading share in specialty niche markets. These examples illustrate some of 2007's prominent projects and new products.

Product Breadth Lands Museum Project

Built with a structural glass system using no vertical dividers, The Nelson-Atkins Museum of Art expansion in Kansas City (below) is considered one of the world's most complex architectural wonders. Only Tremco's commercial sealants and waterproofing business had the breadth of product, engineering capabilities and experience to meet the challenges it presented.

TREMCO.





Courtesy of Roland Halbe/The Nelson-Atkins Museum of Art, 2006.
Inset photo courtesy of The Nelson-Atkins Museum of Art. Copyright Timothy Hursley, 2006.

Global Expansion Keys Growth


EUCO

An important aspect of RPM's growth strategy is to expand globally. The Euclid Chemical Company is making tremendous strides in this regard, particularly in Latin America. Pictured above is the Centro Comercial Antara Polanco, an open-space, multi-level shopping mall in Mexico City that extensively used Euclid Chemical concrete admixtures in its construction.

Hot Conditions, Cool Results


RPM
BELGIUM

Building contractors in Las Vegas require both aesthetic appeal and protection from the arid conditions of the desert. They have long turned to RPM's reliable products, including Dryvit's exterior insulation and finish systems, Tremco's sealants and RPM/Belgium's commercial flooring (right, around the pool of Wynn Las Vegas hotel and casino).






DayGlo

Brighter Packaging = Bigger Profits

Day-Glo, known for its fluorescent colorants, has gained Food and Drug Administration approval for its GemTone polymeric dyes to be used to brighten food packaging. They will help groceries "pop" off retailers' shelves and into consumers' shopping carts.

Contributing to the Arts

The City of Arts and Sciences in Valencia, Spain is comprised of five facilities constructed in the dry riverbed of the diverted Turia River. The architecturally stunning buildings were designed by celebrated Valencian architect Santiago Calatrava.


Vandex

The facilities include a cinema/ planetarium, garden, science museum, oceanographic park and the recently completed performing arts center called The Palau de les Arts Reina Sofia (left). The avant-garde building houses four theaters intended for opera, plays, dance and concerts.

Because it was erected on a former riverbed, the foundations and below ground levels required waterproofing against groundwater and protection from moisture. Only Vandex's concrete and waterproofing construction chemicals were up for the task of protecting this magnificent structure.



City of Arts and Sciences photography courtesy City of Valencia.


ZINSSER
Bulls Eye
1·2·3
Interior
Exterior
Water-Base
PRIMER
SEALER • STAIN-KILLER
PINTURA BASE A BASE DE AGUA
BLANCO
1 GALLON (3.78 L)

To Paint Like a Pro, Prime Like a Pro

Zinsser's national television ad campaign is based on two key facts: First, consumer do-it-yourselfers use primers less than professionals, who understand their value; and, second, professionals prefer Zinsser primers two-to-one over any other brand, according to a survey by PWC Magazine.

The 2007 "Prime Like a Pro" campaign follows a successful launch in 2006, as Zinsser Bulls Eye 1-2-3 primer sales achieved double-digit incremental sales growth during last year's campaign. The 2007 effort was launched on Memorial Day and will run into October on national cable networks and select college football games on ESPN. Other media include HGTV, DIY Network, The Learning Channel, A&E, Discovery Home and Fox Sports, all strategically chosen based on their reach with consumers who have painted interiors in the past 12 months.


ZINSSER

Building a Balanced and Diversified Portfolio

Consumer Segment

RPM's consumer businesses manufacture and market the leading brands in North America for small project paints, primer-sealers, caulks and sealants, wood finishes, auto restoration products and hobbyist products. These are but a few examples of their innovation in action.


Weldwood
Contact Cement
33
SILICONE
ALEX PLUS
Plastic Wood
Vinyl Spackling
WINDOW GLAZING
Kwik Seal

Delivering on Consumer Needs


DAP

Eliminating two major hassles of patch and repair jobs — mess and mixing — DAP has developed Presto Patch Ready-Mixed Multi-Purpose Patching Compound. Formulated to repair both interior and exterior surfaces, Presto Patch sets in just 30 to 60 minutes and dries with minimal shrinkage.


Presto Patch


MM
MODERN MASTERS

Ahoy! A Pirate-Themed Makeover

When the decorative painters from the hit television show Extreme Makeover: Home Edition require special effects paints, they turn to Modern Masters. Used in a half-dozen episodes, Modern Masters' products have helped transform ordinary rooms into extraordinary — including a pirate-themed bedroom with mural (below). On it, pirates become ghostly skeletons thanks to black light-activated Wildfire Ultraviolet Sensitive Paint.





Varathane Takes On the Competition – Head to Head


Varathane
Traditional Cherry
MINWAX
Cherry

Varathane holds the number two position within the wood care category, yet its stains far outperform the market leader in terms of depth, richness and color. To gain market share, Varathane's marketing strategies focus on a direct comparison of its stains to the competition. An innovative and proprietary combination of soya oil and premium pigments allows the stain to penetrate deeply into the wood. The result: independent research confirms that consumers prefer Varathane's stain colors two-to-one over the competition.


Varathane.


Varathane
POLYURETH
Varathane
WOOD STAIN
WOOD'S FIRST CHOICE






bondo

Product Performance Propels Innovation

New from Bondo is its Dynatron-branded UltraGrip II, a specialized lightweight autobody filler used by repair professionals and designed for superior adhesion to galvanized steel and aluminum on today's advanced vehicles.



Bondo has also introduced Laminex Lexzar M-Pact Gel Coat, a patent-pending product designed to replace polyester gel coats used in the boat building industry. Its new technology provides long-term protection from the sun's harmful ultraviolet rays, reduces labor costs, speeds production and is free from VOCs.

Innovation Continues at Rust-Oleum

Rust-Oleum's history of innovation dates back to its founding in 1921, when Captain Robert Fergusson introduced the first commercially available rust-preventative paint, which featured fish oil as the rust inhibitor. Meeting consumer needs remains a cornerstone of Rust-Oleum's foundation, with today's new products and innovations predicated on extensive consumer research that addresses the product, labeling and retail merchandising preferences of shoppers.




CONCRETE STAIN



Recent product innovations include Stops Rust MultiColor Textured, which provides a high-end, premium look to update everything from patio furniture to planters, and Rust-Oleum Semi-Transparent Concrete Stain Kit. The latter includes the first water-based concrete stain that gives the appearance of acid stains in an easy to use DIY-friendly format.


RUST-OLEUM

Strong *Values*





Service to Community




It's a small world...
Hispanic Apostolate
DAP
Dragon Boat 2006

Giving back. It's key to The Value of 168, and a core value instilled in our 9,400 employees worldwide.

This year, our operating companies and employees donated millions of dollars and countless hours to charity. This includes: RPM supporting the Cleveland School of Science and Medicine, Rust-Oleum's gift to a high school for a new stadium, and DAP sponsoring the Catholic Charities Dragon Boat Racing competition in Baltimore.

From the classroom to the gridiron to the water, our employees' commitment to service shines.

RPM

www.rpminc.com

Annual

Financial Section Contents

See Our Special Cover Fold-Out for Selected Financial Data

Management's Discussion and Analysis of Results of Operations and Financial Condition

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our asbestos liability; allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property, plant and equipment; goodwill; environmental and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, including legal settlements, may differ materially from our estimates.

We have identified below the accounting policies and estimates that are the most critical to our financial statements.

Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives and promotions in the same period the related sales are recorded.

We also record revenues generated under long-term construction-type contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term construction-type contracts under the percentage-of-completion method and, therefore, record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

Our reporting currency is the U.S. dollar. However, the functional currency of all of our foreign subsidiaries is their local currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted average exchange rates, which we believe are fairly representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). Translation adjustments will be included in net earnings in the event of a sale or liquidation of any of our underlying foreign investments, or in the event that we distribute the accumulated earnings of consolidated foreign subsidiaries. If we determined that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements would be affected. Should this occur, we would adjust our reporting to appropriately account for such change(s).

As appropriate, we use permanently invested intercompany loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans are treated as analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in accumulated other comprehensive income (loss). If we were to determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we would no longer record foreign exchange gains or losses on such intercompany loans.

Goodwill

We apply the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which addresses the initial recognition and measurement of goodwill and intangible assets acquired in a business combination. We also apply the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill be tested on an annual basis, or more frequently as impairment indicators arise. We have elected to perform the required impairment tests, which involve the use of estimates related to the fair market values of the business operations with which goodwill is associated, during our fourth fiscal quarter. Calculating the fair market value of the reporting units requires significant estimates and assumptions by management. We estimate the fair value of our reporting units by applying third-party market value indicators to the respective reporting unit's annual projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including future business plans, actual operating results and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset would be established. This process would require the application of discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate. Cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. Losses, if any, resulting from goodwill impairment tests would be reflected in operating income in our income statement.

Other Long-Lived Assets

We assess identifiable non-goodwill intangibles and other long-lived assets for impairment whenever events or changes in facts and circumstances indicate the possibility that the carrying value may not be recoverable. Factors considered important, which might trigger an impairment evaluation, include the following:

- significant under-performance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets;
- significant changes in the strategy for our overall business;
- and significant negative industry or economic trends.

Additionally, we test all indefinitely-lived intangible assets for impairment annually. Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires various estimates and assumptions, including determining which cash flows are directly related to the asset being evaluated, the useful life over which those cash flows will occur, their amount and the asset's residual value, if any. If we determine that the carrying value of these assets may not be recoverable based upon the existence of one or more of the above-described indicators, any impairment would be measured based on projected net cash flows expected from the asset(s), including eventual disposition. The determination of impairment loss would be based on the best information available, including internal discounted cash flows, quoted market prices when available and independent appraisals as appropriate to determine fair value. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied. We have not incurred any such impairment loss to date.

Deferred Income Taxes

The provision for income taxes is calculated using the liability method. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in valuation allowances. We provide valuation allowances against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In determining the adequacy of the valuation allowance, . management considers anticipated taxable income resulting from the reversal of future taxable temporary differences, cumulative and anticipated amounts of domestic and international earnings or losses, and anticipated amounts of foreign source income.

We intend to maintain the recorded valuation allowances until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support a reversal of the tax valuation allowances.

We have not provided for U.S. income and foreign withholding taxes on approximately $601.8 million of foreign subsidiaries' undistributed earnings as of May 31, 2007, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.

Contingencies

We are party to claims and lawsuits arising in the normal course of business, including the various asbestos-related suits discussed herein and in Note I to our Consolidated Financial Statements. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. The provisions are based on historical experience and legal advice, are reviewed quarterly and are adjusted according to developments. Estimating probable losses requires analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties such as regulators, courts, and state and federal legislatures. Changes in the amount of the provisions affect our Consolidated Statements of Income. Due to the inherent uncertainties in the loss reserve estimation process, we are unable to estimate an additional range of loss in excess of our accruals. We may incur asbestos costs in addition to any amounts reserved, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Our environmental-related accruals are similarly established and/or adjusted as information becomes available upon which costs can be reasonably estimated. Here again, actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated and, therefore, we have been unable to fully evaluate the ultimate cost for those sites. As a result, reserves have not been taken for certain of these sites and costs may ultimately exceed existing reserves for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of some of the properties or businesses we have acquired. We have also purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur environmental costs in addition to any amounts reserved, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Additionally, our operations are subject to various federal, state, local and foreign tax laws and regulations which govern, among other things, taxes on worldwide income. The calculation of our income tax expense is based on the best information available and involves significant management judgment. The actual income tax liability for each jurisdiction in any year can, in some instances, be ultimately determined several years after the financial statements are published.

We maintain reserves for estimated income tax exposures for many different jurisdictions. Tax exposures are settled primarily through the resolution of audits within each tax jurisdiction or the closing of a statute of limitation. Exposures can also be affected by changes in applicable tax law or other factors, which may cause management to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for income tax exposures; however, actual results may materially differ from these estimates.

SEGMENT INFORMATION

Our business is divided into two reportable operating segments: the consumer segment and the industrial segment. Within each reportable operating segment, individual groups of companies and product lines generally address common markets, utilize similar technologies, and are able to share manufacturing or distribution capabilities. We evaluate the profit performance of our segments based on income (loss) before income taxes, but also look to earnings (loss) before interest and taxes ("EBIT") as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

Industrial segment products are sold throughout North America and account for most of our sales in Europe, South America, Asia, Africa, Australia and the Middle East. Our industrial product lines are sold primarily to distributors, contractors and directly to certain end users, such as industrial manufacturing facilities, educational and governmental institutions, and commercial establishments. Industrial segment products reach their markets through a combination of direct sales, sales representative organizations, distributor sales, and sales of licensees and joint ventures.

Consumer segment products are sold primarily throughout North America to mass merchandisers, home centers, hardware stores, paint stores, automotive supply stores and craft shops. Consumer segment products are sold to retailers through a combination of direct sales, sales representative organizations and distributor sales.

In addition to our two reportable operating segments, there are certain business activities, referred to as "corporate/other," that do not constitute an operating segment, including corporate administration and results of our captive insurance activities. In addition to the results for these items, the category "corporate/other" also includes the gains or losses on the sales of certain assets and other expenses not directly associated with either of our two reportable operating segments. Corporate/other assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters' property and equipment. These corporate and other assets and expenses reconcile reportable operating segment data to total consolidated net sales, income (loss) before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.

The following table reflects the results of our reportable operating segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines. For further information pertaining to our segments, refer to Note J, "Segment Information," to our Consolidated Financial Statements.

SEGMENT INFORMATION
(In thousands)

Year Ended May 31	2007	2006	2005
Net Sales			
Industrial Segment	$2,100,386	$1,811,590	$1,441,548
Consumer Segment	1,238,378	1,196,748	1,114,187
Consolidated	$3,338,764	$3,008,338	$2,555,735
Income (Loss) Before Income Taxes[(a)]			
Industrial Segment			
Income Before Income Taxes[(a)]	$ 233,120	$ 201,230	$ 168,578
Interest (Expense), Net	(1,937)	(1,711)	532
EBIT[(b)]	$ 235,057	$ 202,941	$ 168,046
Consumer Segment			
Income Before Income Taxes[(a)]	$ 151,496	$ 159,147	$ 147,601
Interest (Expense), Net	(2,895)	(142)	415
EBIT[(b)]	$ 154,391	$ 159,289	$ 147,186
Corporate/Other			
(Expense) Before Income Taxes[(a)]	$ (77,081)	$ (482,852)[(c)]	$ (152,451)[(c)]
Interest (Expense), Net	(42,201)	(39,490)	(36,325)
EBIT[(b)]	$ (34,880)	$ (443,362)	$ (116,126)
Consolidated			
Income (Loss) Before Income Taxes[(a)]	$ 307,535	$ (122,475)	$ 163,728
Interest (Expense), Net	(47,033)	(41,343)	(35,378)
EBIT[(b)]	$ 354,568	$ (81,132)	$ 199,106

(a) The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b) EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income (loss) before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community all of whom believe, and we concur, that this measure is critical to the capital markets' analysis of our segments' core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(c) The asbestos charges, totaling $380.0 million in fiscal 2006 and $78.0 million in fiscal 2005, reflected in Corporate/Other, relate to our Bondex International, Inc. subsidiary (see Note I to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Fiscal 2007 Compared with Fiscal 2006

Net Sales On a consolidated basis, net sales of $3.339 billion for the current fiscal year ended May 31, 2007 grew 11.0%, or $330.4 million, over net sales of $3.008 billion during the comparable period last year. The August 31, 2005 acquisition of illbruck Sealant Systems ("illbruck"), plus nine other smaller acquisitions, slightly offset by one small divestiture, contributed 4.3%, or $129.9 million, to the growth over last year. Organic sales contributed 6.7% to the growth in sales from last year, or $200.5 million, and included 2.0% from pricing initiatives and 1.3% from net favorable foreign exchange rates year-over-year, primarily against the stronger euro and Canadian dollar, offset slightly by certain weaker Latin American and other currencies.

Industrial segment net sales, which comprised 62.9% of the current year's consolidated net sales, totaled $2.100 billion; growing 15.9% from last year's $1.812 billion. This segment's net sales growth resulted from the combination of the acquisition of illbruck, plus six other smaller acquisitions, which contributed 5.6%, plus organic sales, which added 10.3%, including 2.7% from pricing and 1.7% from net favorable foreign exchange differences. Within the segment, several product lines provided notable organic growth over last year, including corrosion control coatings, fiberglass reinforced plastic grating composites and institutional roofing and related services. Internationally, product lines in this segment provided significant organic growth in Europe, Canada and Latin America. There were strong organic sales improvements throughout this segment, with much of this growth related to ongoing industrial and commercial maintenance and improvement activities primarily in North America, but also in Europe, Latin America and other regions of the world, as well as increased new construction in those sectors. We continue to secure new business and grow market share among our industrial segment operations.

Consumer segment net sales, which comprised 37.1% of the current year's consolidated net sales, increased 3.5% to $1.238 billion from last year's $1.197 billion. Organic sales contributed 1.1% to the growth in sales, which included pricing of 0.8% and 0.6% from net favorable foreign exchange differences. Contributions to sales from acquisitions of three product lines were slightly offset by a January 2006 divestiture, for a net contribution of 2.4% to sales. The contribution from organic sales in this segment has slowed over the past year, principally as a result of fluctuating order patterns among major retail customers in their efforts to manage their inventories, as well as declines in existing homes turnover and, to a lesser extent, new housing starts, which have affected several lines of the business.

Gross Profit Margin Consolidated gross profit margin of 40.8% of net sales this current fiscal year declined from 41.5% a year ago. This margin decline of 0.7%, or 70 basis points ("bps"), is the result of several factors, a main one being continued higher costs of a number of our raw materials, such as asphalts and various resins, net of higher pricing initiatives (approximately 40 bps). Numerous price increases have been initiated throughout both operating segments during the past year to help compensate or recover these higher material costs, a number of which are beginning to moderate. Several recent acquisitions, particularly illbruck, also carry inherently lower gross margin structures and further impacted gross margin this quarter, by approximately 20 bps. In addition, a comparatively lower-margin mix of sales, including increased services sales, which also generate structurally lower gross margin, further weighed on this margin.

Industrial segment gross profit margin for this year declined to 42.1% of net sales from 43.0% last year. This 90 bps margin decline in this segment essentially relates to the lower-margin illbruck acquisition (approximately 20 bps); higher raw material costs, net of higher pricing (approximately 40 bps); and the continued growth in the lower-margin, mainly service-driven mix of sales.

Consumer segment gross profit margin for this current fiscal year declined to 38.4% of net sales from 39.2% last year, or 80 bps. Higher raw material costs, net of higher pricing initiatives, amounted to approximately 30 bps, while the change in delivery terms with a major customer during this year's second quarter impacted this segment's margins by approximately 40 bps. The remaining difference results from the fluctuating order patterns among major retail customers in their efforts to manage their inventories, as well as continued declines in existing homes turnover and new housing starts, which have impacted several product lines within this segment.

Selling, General and Administrative Expenses ("SG&A") Consolidated SG&A expense levels for this year improved by 100 bps to 30.6% of net sales compared with 31.6% a year ago. Reflected in the improvement is the leverage from the 5.4% organic sales growth, including higher pricing. Additionally, the prior year included approximately $10.2 million of one-time costs, which included the finalization of the Dryvit national residential class action settlement ($5.0 million), the sale of a small subsidiary ($2.7 million), hurricane-related costs ($1.0 million), and certain costs incurred for a European pension plan ($1.5 million). The mix of increased service sales over the prior year, which are characterized by relatively lower SG&A support requirements, also contributed to the improvement. Other factors having a favorable impact on margins included tighter spending controls across both segments and a change in delivery terms with a major customer, which occurred during this year's second quarter and included an arrangement whereby this customer provides for its own shipping.

Industrial segment SG&A improved by 90 bps to 30.9% of net sales this current fiscal year from 31.8% a year ago, which principally reflects the leverage of organic sales growth of 8.6% for this segment, including higher pricing. This segment's recent acquisitions also had a favorable impact on this year's results, impacting margins by approximately 10 bps.

Consumer segment SG&A of 25.9% of net sales remained unchanged from a year ago, reflecting the change in delivery terms with a major customer, effective cost containment and other savings programs.

Corporate/Other SG&A expenses decreased during this year to $49.8 million from $63.4 million for the comparable period last year, principally reflecting last year's $10.2 million of one-time costs, as previously discussed. Excluding the one-time costs from the prior year, SG&A expenses were further reduced by approximately $3.4 million this year, mainly from reductions in certain employment and benefit-related costs, including insurance and pensions. Certain other increases in employment-related costs, including compensation and additional grants made under the Omnibus Plan, slightly offset these savings.

License fee and joint venture income of approximately $2.5 million and $2.2 million for the years ended May 31, 2007 and 2006, respectively, are reflected as reductions of consolidated SG&A expenses.

We recorded total net periodic pension and postretirement benefit cost of $20.2 million and $19.7 million for the years ended May 31, 2007 and 2006, respectively. This increased pension expense of $0.5 million was attributable to increased pension service and interest cost approximating $1.9 million, in combination with additional net actuarial losses incurred of $0.3 million, offset by an improvement in the expected return on plan assets of $1.7 million. A change of 0.25% in the discount rate or expected rate of return on plan assets assumptions would result in $1.2 million and of $0.6 million higher pension expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note G, "Pension Plans," and Note H, "Postretirement Health Care Benefits," to our Consolidated Financial Statements. We expect that pension expense will fluctuate on a year-to-year basis depending upon the investment performance of plan assets, but such changes are not expected to be material as a percentage of income before income taxes.

Asbestos Charge (Income) As described in Note I to the Consolidated Financial Statements, we recorded a pre-tax asbestos charge of $380.0 million for the fiscal year ended May 31, 2006 in connection with the completion of a calculation of our liability for unasserted potential future asbestos-related claims by an independent consulting firm. There was no related charge taken or incurred during the current fiscal year ended May 31, 2007; however, our Bondex subsidiary reached a cash settlement of $15.0 million, the terms of which are confidential by agreement of the parties, with one of our former insurance carriers regarding asbestos-matters and recorded income during our second fiscal quarter ended November 30, 2006. For additional information, refer to Note I to the Consolidated Financial Statements.

Net Interest Expense Net interest expense was $5.7 million higher in the current fiscal year of fiscal 2007 than 2006. Included in this increase is $1.1 million paid in association with the early retirement of our Private Placement Senior Notes during the quarter ended August 31, 2006 (refer to Liquidity and Capital Resources - Financing Activities, below). Interest rates overall averaged 5.6% during fiscal 2007, compared with 5.2% for fiscal 2006, accounting for $3.4 million of the interest expense increase. Higher average net borrowings associated with recent acquisitions, approximating $132.5 million, were offset by interest saved through net debt paydowns, for a net increase of $5.6 million of interest expense. Investment income performance improved year-over-year and provided $4.4 million of additional income in 2007.

Income (Loss) Before Income Taxes ("IBT") Consolidated IBT for this year improved by $430.0 million, or 351.1%, to $307.5 million from a net loss of $122.5 million during the year ended May 31, 2006, with margin comparisons of 9.2% of net sales versus (4.1)% a year ago. While prior year IBT includes a pre-tax asbestos reserve charge of $380.0 million, the current year IBT includes pre-tax asbestos-related settlement income of $15.0 million. Excluding the impact of the asbestos-related items, IBT for this year would have improved by 13.6%, while current year margin of 8.8% would compare with last year's adjusted margin of 8.5%.

Industrial segment IBT grew by $31.9 million, or 15.8%, to $233.1 million from last year's $201.2 million, primarily from this segment's organic unit sales growth. Consumer segment IBT declined by 4.8%, to $151.5 million from $159.1 million last year, mainly as a result of organic unit sales decline, excluding the favorable impacts of pricing and foreign exchange.

For a reconciliation of IBT to earnings (loss) before interest and taxes, see the Segment Information table located on page 25 of this Annual Report.

Income Tax Rate The effective income tax expense rate was 32.3% for the year ended May 31, 2007 compared to an effective income tax benefit rate of 37.8% for the year ended May 31, 2006.

For the year ended May 31, 2007 and, to a greater extent for the year ended May 31, 2006, the effective tax rate differed from the federal statutory rate due to decreases in the effective tax rate principally as a result of certain tax credits and by the U.S. tax impact of foreign operations. Furthermore, during the year ended May 31, 2007, a decrease in the effective income tax expense rate resulted from a one-time benefit relating to the resolution of prior years' tax liabilities in the amount of $2.1 million. The year ended May 31, 2006 was impacted by a decrease in the effective tax rate as a result of a one-time state income tax benefit related to changes in Ohio tax laws, including the effect of lower tax rates, enacted on June 30, 2005.

For the year ended May 31, 2007, and to a greater extent for the year ended May 31, 2006, the decreases in the effective tax rate were partially offset by valuation allowances associated with losses incurred by certain of our foreign businesses, valuation allowances related to U.S. federal foreign tax credit carryforwards and state and local income taxes.

As of May 31, 2007, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," we have provided valuation allowances against such deferred tax assets. The valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets recorded in purchase accounting. We intend to maintain the valuation allowance recorded as of May 31, 2007 for certain deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support the reversal of the tax valuation allowances. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. Any reversal of the valuation allowance that was recorded in purchase accounting would reduce goodwill.

The effective income tax expense rate for the year ended May 31, 2007 reflects the impact of a cash settlement with an insurance carrier regarding asbestos-matters, which resulted in income of $15.0 million. Excluding the asbestos-related settlement income, the effective income tax expense rate for this year would have been adjusted to a pro-forma annualized effective income tax rate of 32.1%. The effective income tax benefit rate for the year ended May 31, 2006 reflects the impact of the $380.0 million asbestos charge. Excluding the asbestos charge, the effective income tax rate for the prior year would have been adjusted to a pro-forma effective income tax expense rate of 34.7%.

Net Income Net income of $208.3 million for the year ended May 31, 2007 compares to net loss of $76.2 million for fiscal 2006. The prior year net loss reflects the impact of an after-tax asbestos reserve charge of $244.3 million, while the current year reflects a one-time gain of $2.1 million relating to the settlement of prior years' tax liabilities, and income of $9.7 million (after-tax) related to the impact of a cash settlement received from one of the defendant insurers, as discussed previously. Excluding the impact of the asbestos-related items, this year's net income would have reflected an improvement of $30.5 million, or 18.1%, to $198.6 million from last year's adjusted $168.1 million. Margin on sales of 6.0% this year compares to last year's adjusted 5.6%, excluding the asbestos items, with this 40 bps margin difference mostly the result of the combination of higher organic unit sales volume, the one-time costs a year ago, the movement in sales mix and the influence of several favorable acquisitions.

Diluted earnings per common share for this year improved by 352.3%, to $1.64 from a diluted loss per common share of $0.65 a year ago. Excluding the asbestos-related items previously discussed, diluted earnings per common share for this year improved by 16.3%, to $1.57, compared with last year's adjusted $1.35.

Fiscal 2006 Compared with Fiscal 2005

Net Sales Consolidated net sales for 2006 of $3.008 billion improved 17.7%, or $452.6 million, over 2005 net sales of $2.556 billion. Contributing to this improvement was primarily growth in organic sales of approximately $272.1 million, or 10.7%, including 3.3% pricing, plus nine acquisitions, net of one small divestiture, resulting in another 6.9% growth in sales, or $176.9 million. Net favorable foreign exchange rates, relating primarily to the Canadian and Latin American currencies, partly offset by mainly the euro, provided the remaining 0.1%, or $3.6 million, of the growth in sales over 2005.

Industrial segment net sales for 2006 grew 25.7% to $1.812 billion from $1.442 billion in 2005, comprising 60.2% of consolidated net sales for 2006. This segment's net sales growth resulted primarily from organic sales growth of 13.1%, including 3.2% pricing, plus 12.4% from the 2006 acquisition of illbruck and six smaller acquisitions, with the remaining 0.1% from net favorable foreign exchange differences. Within the segment, the most notable growth in organic sales occurred among molded composite structures, corrosion control coatings, construction sealants and admixtures, roofing, powder coatings and exterior insulating finishes. Much of this demand improvement relates to increased industrial sector maintenance and improvement activity across North America, but also in Europe, Latin America, Africa and the Middle East, as well as increased commercial and industrial construction. We continue to secure new business and grow market share among our industrial segment operations.

Consumer segment net sales for the year grew 7.4% to $1.197 billion from $1.114 billion in 2005, comprising 39.8% of consolidated net sales for 2006. Growth in organic sales added 7.5% (3.4% from pricing) to the consumer segment sales total, plus 0.1% from favorable foreign exchange differences, offset by 0.2% from a small divestiture, net of two small acquisitions. Beginning in February 2005, our retail merchandising services arrangements were changed with certain customers, resulting in a year-over-year reduction in net sales and gross profit, with a related reduction in selling expenses; otherwise, organic sales growth in 2006 would have been 8.4%, or 0.9% stronger. There were notable organic sales increases in this segment among caulks and sealants; primer-sealers; confectionary, sliced fruit and pharmaceutical glazes; and small-project paints and coatings. Retail demand by the consumer remained fairly steady throughout the year, augmented by continuous product development among our businesses.

Gross Profit Margin Consolidated gross profit margin of 41.6% of net sales in 2006 declined from 43.3% in 2005. This margin decline of 170 bps, resulted from several factors, including the higher costs of a number of our raw and packaging materials, particularly petrochemical-based, net of higher pricing initiatives (50 bps), coupled with the inherently lower gross margin structures of several of our recent acquisitions, particularly illbruck (60 bps). Numerous price increases were initiated throughout the operating segments to help compensate or recover these higher material costs, many of which have recently begun to moderate. The additional gross margin decline resulted from a comparatively lower-margin mix of sales, including increased services sales, which characteristically carry lower gross margins, plus the change in merchandising services arrangements (20 bps).

Industrial segment gross profit margin for 2006 declined to 43.0% of net sales from 44.8% in 2005. This 180 bps margin decline mainly related to the recent acquisitions, particularly illbruck (110 bps) and a primarily service-driven lower-margin mix of sales. The productivity gains from this segment's 9.9% organic unit sales growth, combined with pricing initiatives, more than offset raw material cost increases in 2006.

Consumer segment gross profit margin for 2006 declined to 39.5% of net sales from 41.3% in 2005. The higher raw material costs, net of pricing initiatives, impacted this segment's margin by approximately 100 bps, while the change in merchandising services arrangements had a negative impact of 50 bps. A partly service-driven lower-margin mix of sales accounted for the difference.

Selling, General and Administrative Expenses ("SG&A") Consolidated SG&A expense levels improved by 80 bps, declining to 31.7% of net sales compared with 32.5% in 2005. The 7.4% organic unit sales growth, higher pricing initiatives during fiscal 2006 (90 bps), the favorable SG&A cost structure of illbruck and other acquisitions (30 bps), and the change in merchandising services arrangements (10 bps) primarily drove this expense level improvement. This combination of favorable factors more than offset higher employment-related costs, including health care and other benefits, compensation and incentives, as well as higher fuel-related distribution costs; warranty claims; legal, audit and environmental, and other growth-related expenditures and investments, in addition to the $10.2 million of one-time costs incurred during the second quarter of fiscal 2006, comprised primarily of additional costs associated with the finalization of the Dryvit national residential class action settlement ($5.0 million) and the loss on sale of a small non-core subsidiary ($2.7 million), along with uninsured hurricane-related losses and costs associated with a European pension plan.

Industrial segment SG&A improved by 140 bps to 31.8% of net sales in 2006 from 33.2% in 2005, reflecting principally the leverage benefit from 9.9% organic unit sales growth, higher pricing (80 bps), the favorable SG&A cost structure of illbruck and other acquisitions (50 bps), and cost containment and savings programs collectively more than offsetting higher employment-related costs, fuel-related distribution costs, legal costs, and other growth-related expenditures and investments.

Consumer segment SG&A improved by 190 bps to 26.2% of net sales in 2006 compared with 28.1% in 2005, reflecting principally higher pricing effect (90 bps), the leverage benefit from 5.0% organic unit sales growth, this segment's change in merchandising servicing arrangements (40 bps), and cost containment and savings programs more than offsetting higher employment-related costs, warranty claims, certain environmental costs and other growth-related expenditures and investments.

Corporate/Other SG&A expenses increased during 2006 to $63.4 million from $38.1 million during 2005, reflecting primarily the $10.2 million of one-time costs incurred during the second quarter of fiscal 2006, outlined previously, plus $13.5 million toward increased employment-related costs, including $7.9 million in higher health care costs for covered U.S. and Canadian employees and $1.8 million for additional grants made under the October 2004 Omnibus Equity Incentive Plan.

License fee and joint venture income of approximately $2.2 million and $0.6 million for the years ended May 31, 2006 and 2005, respectively, are reflected as reductions of consolidated SG&A expenses.

We recorded total net periodic pension and postretirement benefit cost of $19.7 million and $16.0 million for 2006 and 2005, respectively. This combined expense increase of $3.7 million was essentially attributable to increased pension service and interest cost approximating $3.6 million, in combination with additional net actuarial losses incurred of $1.0 million, partly offset by improvement against the expected return on plan assets of $0.9 million. A change of 0.25% in the discount rate or expected rate of return on plan assets assumptions would result in $1.2 million and of $0.5 million higher pension expense, respectively. We expect that pension expense will continue to fluctuate on a year-to-year basis depending upon the investment performance of plan assets, but such changes are not expected to be material as a percentage of income before income taxes.

Asbestos Charges As described in Note I to the Consolidated Financial Statements, we recorded asbestos charges of $380.0 million and $78.0 million during 2006 and 2005, respectively. Please refer to our Consolidated Financial Statements for further information.

Net Interest Expense Net interest expense was $6.0 million higher in 2006 than in 2005. Interest rates averaged 5.19% during in 2006, compared with 4.85% in 2005, accounting for nearly $3.1 million in increased interest expense. This average rate increase was largely related to the Federal Reserve Bank rate increases during 2006, which directly affected the interest rates on our variable-rate indebtedness. Additional borrowings associated with acquisitions added approximately $6.6 million more interest expense in 2006, while reductions of outstanding debt during fiscal 2006 reduced interest cost by approximately $2.2 million and improved investment income performance provided approximately $1.5 million of additional income.

Income (Loss) Before Income Taxes ("IBT") Consolidated loss before taxes in 2006 of $122.5 million represents a decline of $286.2 million, or 174.8%, from IBT of $163.7 million in 2005, with margin comparisons of (4.1)% of net sales versus 6.4% in 2005. Excluding both years' asbestos charges, consolidated IBT in 2006 would have amounted to $257.5 million, an improvement of $15.8 million, or 6.5%, from adjusted IBT of $241.7 million in 2005, with margin comparisons of 8.6% of net sales versus 9.5% in 2005. This decline in margin year-over-year reflects primarily the one-time costs incurred during the second quarter of fiscal 2006, as previously discussed, the negative margin impact from higher material costs in 2006, and relatively low first-year IBT results, as expected, from the illbruck acquisition.

Industrial segment IBT grew by $32.6 million, or 19.4%, to $201.2 million from $168.6 million in 2005, mainly from the strength of this segment's organic sales growth. Consumer segment IBT improved by $11.5 million, or 7.8%, to $159.1 million from $147.6 million in 2005, also reflecting mainly organic sales growth along with cost controls, partly offset by the negative margin impact from higher material costs in this segment. Combined operating IBT improved by $44.2 million, or 14.0%, over 2005.

For a reconciliation of IBT to earnings (loss) before interest and taxes, see the Segment Information table located on page 25 of this Annual Report.

Income Tax Rate The effective income tax benefit rate was 37.8% for 2006 compared to an effective income tax expense rate of 35.8% for 2005.

In 2006, and to a lesser extent in 2005, the effective tax rate differed from the federal statutory rate due to increases principally as a result of an increase in valuation allowances associated with losses incurred by certain of our foreign businesses, valuation allowances related to U.S. federal foreign tax credit carryforwards and other non-deductible business operating expenses. The increases in the effective tax rate were partially offset by the U.S. tax impact of foreign operations and reductions in state and local taxes, including an income tax benefit relating to changes in state tax laws and the effects of lower tax rates enacted during fiscal 2006.

The effective income tax benefit rate for 2006 reflects the impact of the $380.0 million asbestos liability charges. Excluding these asbestos charges, the effective income tax rate for 2006 would have been adjusted to a pro forma effective income tax expense rate of 34.7%. The effective income tax rate for 2005 reflects the impact of the $78.0 million asbestos liability charges that year. Excluding those asbestos charges, the effective income tax rate for 2005 would have been adjusted to a pro forma effective income tax rate of 36.1%.

Net Income (Loss) Net loss of $76.2 million for 2006 compares to net income of $105.0 million in 2005. This $181.2 million decline reflects the impact of the $244.3 million after-tax asbestos charges taken in 2006, versus $49.5 million in 2005, for a net difference of $194.8 million. Excluding the impact of these asbestos charges, 2006 net income would have been an adjusted $168.1 million, representing an increase of $13.6 million, or 8.8%, from $154.5 million in 2005. Margin on sales would have been an adjusted 5.6% in 2006 compared with 6.0% of sales during 2005, with this 40 bps margin difference mainly the result of the higher year-over-year material costs and lower first-year earnings results, as expected, from the illbruck acquisition.

Diluted earnings (loss) per common share in 2006 of ($0.65) compare with $0.86 in 2005. Excluding the asbestos charges, adjusted 2006 diluted earnings per common share would have increased by 8.0%, to $1.35 from an adjusted $1.25 in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Operating activities generated positive cash flow of $202.3 million during fiscal 2007 compared with $185.5 million generated during fiscal 2006, an increase of $16.8 million or 9.1%. Factoring out the after-tax asbestos-related cash payments and insurance recoveries of $33.3 million and $37.7 million, respectively, operating activities generated positive cash flow of $235.5 million in fiscal 2007 compared with $223.1 million during fiscal 2006, up $12.4 million or 5.6%. Fiscal 2007 adjusted net income of $198.6 million, which excludes $15.0 million ($9.7 million after-tax) in asbestos-related insurance recoveries, reflects an improvement of $30.5 million over fiscal 2006 adjusted net income of $168.1 million, which was affected by $380.0 million ($244.3 million after-tax) in charges for asbestos-related liabilities but had no effect on cash flow. The improvement in cash flow of $12.4 million, as discussed above, was positively impacted by additional depreciation and amortization of $7.3 million versus the prior period, while trade accounts receivable required a usage of $15.5 million in cash flow year-over-year, principally associated with an increase in sales versus the prior year and an unfavorable increase of 2.1 days in days sales outstanding ("DSO") since May 31, 2006. On the other hand, inventories provided $18.4 million in operating cash year-over-year as a result of a 1.3 days improvement in our days inventory outstanding ("DIO") since May 31, 2006, while accounts payable required the usage of an additional $4.7 million of cash year-over-year as a result of the increased sales volume and the associated inventory purchases necessary to support these levels, offset by timing of payments and a 2.7 day improvement in our days accounts payable outstanding versus the prior fiscal year end. All other remaining year-over-year balance sheet changes related to cash flows from operations had a net unfavorable impact of $23.6 million.

Payments made for asbestos-related claims of $67.0 million ($42.9 million after-tax) in fiscal 2007 and $59.9 million ($37.7 million after-tax) in fiscal 2006 were a year-over-year usage in operating cash flow of $7.1 million ($5.2 million after-tax), while after-tax insurance recoveries of $15.0 million ($9.7 million after-tax) were a positive source of cash flow.

Cash provided from operations remains our primary source of financing internal growth, with limited use of short-term debt.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth through improved production and distribution efficiencies and capacity, and to enhance administration. Capital expenditures during fiscal 2007 of $70.4 million compare with depreciation of $59.3 million. While we are not a capital intensive business and capital expenditures generally do not exceed depreciation in a given year, capital spending is expected to slightly outpace our depreciation levels for the next several years as additional capacity is brought on-line to support our continued growth. With this additional minor plant expansion, we believe there will be adequate production capacity to meet our needs for the next several years at normal growth rates.

During this fiscal year, we invested a total of $124.2 million for six acquisitions, which included product lines such as industrial and concrete coatings, fireproofing products, daylight fluorescent pigments, and a number of waterproofing, epoxy and sealants products.

Our captive insurance companies invest in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in these activities between years are attributable to the timing and performance of their investments.

Financing Activities

On December 29, 2006, we refinanced our $330.0 million revolving credit facility with a $400.0 million five-year credit facility (the "New Facility"). The New Facility will be used for working capital needs; general corporate purposes, including acquisitions; and to provide back-up liquidity for the issuance of commercial paper. The New Facility provides for borrowings in U.S. dollars and several foreign currencies and provides sub-limits for the issuance of letters of credit in an aggregate amount of up to $35.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the New Facility may be expanded upon our request by up to an additional $175.0 million, thus potentially expanding the New Facility to $575.0 million, subject to lender approval.

On July 18, 2006, we prepaid our 6.61% Senior Notes, Series B, due November 15, 2006, and our 7.30% Senior Notes, Series C, due November 15, 2008 (collectively, the "Notes"). We paid all amounts due pursuant to the terms of the Purchase Agreement and did not incur any material early termination penalties in connection with our termination of the Notes.

In July 2006, we amended both our accounts receivable securitization and revolving credit facility agreements to redefine EBITDA, effective May 31, 2006.

On October 19, 2005, we issued and sold $150.0 million aggregate principal amount of 6.7% Senior Unsecured Notes due 2015 ("6.7% Senior Unsecured Notes") of our indirect wholly-owned subsidiary, RPM United Kingdom G.P. RPM International Inc. has fully and unconditionally guaranteed the payment obligations under the 6.7% Senior Unsecured Notes. The net proceeds of the offering of the 6.7% Senior Unsecured Notes were used by RPM United Kingdom G.P. for refinancing $138.0 million of revolving credit facility borrowings associated with the August 31, 2005 acquisition of illbruck and for other general corporate purposes. Concurrent with the issuance of the 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and results in an effective euro fixed-rate borrowing of 5.31%. The 6.7% Senior Unsecured Notes were offered to qualified institutional buyers under Rule 144A of the Securities Act of 1933. The Notes have not been and will not be registered under the Securities Act of 1933 or any state securities laws.

We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. In addition to the hedge risk associated with our 6.7% Senior Unsecured Notes discussed above, our only other hedged risks are associated with certain fixed debt whereby we have a $200.0 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on six-month LIBOR that matures in fiscal 2010. Because critical terms of the debt and interest rate swap match, the hedge is considered perfectly effective against changes in fair value of debt, and therefore, there is no need to periodically reassess the effectiveness during the term of the hedge.

Our available liquidity beyond our cash balance at May 31, 2007 stood at $320.2 million (refer to Note B). Our debt-to-capital ratio was 47.6% at May 31, 2007 compared with 48.6% at May 31, 2006. Had we been able to reduce our total outstanding debt by all of our cash and short-term investments available as of May 31, 2007 and May 31, 2006, our adjusted net (of cash) debt-to-capital ratio would have been 43.3% and 45.3%, respectively.

We maintain excellent relations with our banks and other financial institutions to provide continual access to financing for future growth opportunities.

The following table summarizes our financial obligations and their expected maturities at May 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations

(In thousands)	Total Contractual Payment Stream	Payments Due In			
		2008	2009-10	2011-12	After 2012
Long-term debt obligations	$ 988,057	$101,641	$260,469	$273,620	$352,327
Operating lease obligations	101,925	28,149	35,093	15,560	23,123
Other long-term liabilities[1]	365,370	61,769	77,776	76,636	149,189
Total	$1,455,352	$191,559	$373,338	$365,816	$524,639

[1] These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume $10.3 million will be contributed to the U.S. plan in fiscal 2008; all other plans and years assume the required minimum contribution will be contributed. Also included are expected interest payments on long-term debt.

The condition of the U.S. dollar fluctuated throughout the year, and was moderately weaker against other major currencies where we conduct operations at the fiscal year end over the previous year end, causing a favorable change in the accumulated other comprehensive income (loss) (refer to Note A) component of stockholders' equity of $26.0 million this year versus $30.2 million last year. This change was in addition to changes of $(41.6) million, $5.3 million and $5.7 million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financings, other than the minimum leasing commitments described in Note F to the Consolidated Financial Statements. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates because we fund our operations through long- and short-term borrowings and denominate our business transactions in a variety of foreign currencies. We utilize a sensitivity analysis to measure the potential loss in earnings based on a hypothetical 1% increase in interest rates and a 10% change in foreign currency rates. A summary of our primary market risk exposures follows.

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B). At May 31, 2007, approximately 49.1% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2007 and assuming no changes in debt from the May 31, 2007 levels, the additional annual interest expense would amount to approximately $4.9 million on a pre-tax basis. A similar increase in interest rates in fiscal 2006 would have resulted in approximately $3.3 million in additional interest expense.

Our hedged risks are associated with certain fixed rate debt whereby we have a $200.0 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on six-month LIBOR that matures in fiscal 2010. Because critical terms of the debt and interest rate swap match, the hedge is considered perfectly effective against changes in the fair value of debt, and therefore, there is no need to periodically reassess the effectiveness during the term of the hedge.

All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. We do not hold or issue derivative instruments for speculative purposes.

Foreign Currency Risk

Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A). As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Canada, Germany, the Netherlands and the United Kingdom, this effect has not generally been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2007 and 2006. We do not currently hedge against the risk of exchange rate fluctuations.

FORWARD-LOOKING STATEMENTS

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below) that are difficult to predict and in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include: (a) general economic conditions; (b) the price and supply of raw materials, particularly petroleum-based, titanium dioxide, certain resins, aerosols and solvents; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our reserves and insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks inherent in our contingent liability reserves, including for the Company's existing and future asbestos-related claims; and other risks detailed in our other reports and statements filed with the Securities and Exchange Commission, including the risk factors set forth in our prospectus and prospectus supplement included as part of our Registration Statement on Form S-3 (file No. 333-120536) and in our Annual Report on Form 10-K for the fiscal year ended May 31, 2007, as the same may be amended from time to time.

Consolidated Balance Sheets

(In thousands, except per share amounts)

May 31	2007	2006
Assets		
Current Assets		
Cash and short-term investments	$ 159,016	$ 108,616
Trade accounts receivable (less allowances of $19,167 in 2007 and $20,252 in 2006)	744,259	650,945
Inventories	437,759	399,014
Deferred income taxes	39,276	48,885
Prepaid expenses and other current assets	189,939	163,768
Total current assets	1,570,249	1,371,228
Property, Plant and Equipment, at Cost		
Land	28,149	28,849
Buildings and leasehold improvements	276,852	267,899
Machinery and equipment	658,199	590,528
	963,200	887,276
Less allowance for depreciation and amortization	489,904	442,584
Property, plant and equipment, net	473,296	444,692
Other Assets		
Goodwill	830,177	750,635
Other intangible assets, net of amortization	351,435	321,942
Deferred income taxes, non-current	18,694	34,084
Other	89,298	73,483
Total other assets	1,289,604	1,180,144
Total Assets	$3,333,149	$ 2,996,064
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 385,003	$ 333,684
Current portion of long-term debt	101,641	6,141
Accrued compensation and benefits	132,555	136,384
Accrued loss reserves	73,178	66,678
Asbestos-related liabilities	53,000	58,925
Other accrued liabilities	119,363	113,698
Total current liabilities	864,740	715,510
Long-Term Liabilities		
Long-term debt, less current maturities	886,416	870,415
Asbestos-related liabilities	301,268	362,360
Other long-term liabilities	175,958	108,002
Deferred income taxes	17,897	13,836
Total long-term liabilities	1,381,539	1,354,613
Total liabilities	2,246,279	2,070,123
Stockholders' Equity		
Preferred stock, par value $0.01; authorized 50,000 shares; none issued		
Common stock, par value $0.01; authorized 300,000 shares; issued and outstanding 120,906 as of May 2007; issued and outstanding 118,743 as of May 2006	1,209	1,187
Paid-in capital	584,845	545,422
Treasury stock, at cost		
Accumulated other comprehensive income	25,140	29,839
Retained earnings	475,676	349,493
Total stockholders' equity	1,086,870	925,941
Total Liabilities and Stockholders' Equity	$3,333,149	$ 2,996,064

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Income

(In thousands, except per share amounts)

Year Ended May 31	2007	2006	2005
Net Sales	$3,338,764	$3,008,338	$2,555,735
Cost of Sales	1,978,312	1,760,973	1,452,761
Gross Profit	1,360,452	1,247,365	1,102,974
Selling, General and Administrative Expenses	1,020,884	948,497	825,868
Asbestos (Income) Charges	(15,000)	380,000	78,000
Interest Expense, Net	47,033	41,343	35,378
Income (Loss) Before Income Taxes	307,535	(122,475)	163,728
Provision (Benefit) for Income Taxes	99,246	(46,270)	58,696
Net Income (Loss)	$ 208,289	$ (76,205)	$ 105,032
Average Number of Shares of Common Stock Outstanding			
Basic	118,179	116,837	116,899
Diluted	128,711	116,837	126,364
Earnings (Loss) per Share of Common Stock			
Basic	$ 1.76	$ (0.65)	$ 0.90
Diluted	$ 1.64	$ (0.65)	$ 0.86
Cash Dividends per Share of Common Stock	$ 0.685	$ 0.630	$ 0.590

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(In thousands)

Year Ended May 31	2007	2006	2005
Cash Flows From Operating Activities:			
Net income (loss)	$208,289	$ (76,205)	$105,032
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	59,256	56,463	49,841
Amortization	22,351	17,836	16,151
Provision for asbestos-related liabilities		380,000	78,000
Deferred income taxes	32,740	(111,308)	125
Earnings of unconsolidated affiliates	(914)	(890)	(354)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:			
(Increase) decrease in receivables	(75,185)	(59,734)	(63,611)
(Increase) decrease in inventory	(23,864)	(42,255)	(44,429)
(Increase) decrease in prepaid expenses and other current and long-term assets	(17,777)	(20,260)	(20,220)
Increase (decrease) in accounts payable	37,656	42,315	69,037
Increase (decrease) in accrued compensation and benefits	(4,335)	38,513	6,621
Increase (decrease) in accrued loss reserves	6,501	1,226	8,753
Increase (decrease) in other accrued liabilities	54,879	22,402	17,002
Payments made for asbestos-related claims	(67,017)	(59,887)	(67,435)
Other, including exchange rate changes	(30,275)	(2,727)	2,839
Cash From Operating Activities	202,305	185,489	157,352
Cash Flows From Investing Activities:			
Capital expenditures	(70,393)	(61,155)	(55,609)
Acquisition of businesses, net of cash acquired	(124,154)	(174,625)	(20,100)
Purchases of marketable securities	(96,695)	(59,416)	(44,309)
Proceeds from sales of marketable securities	78,530	50,105	39,154
(Investments in) and distributions from unconsolidated affiliates	72	(895)	136
Proceeds from sales of assets and businesses	1,516	9,282	5,426
Other	2,873	2,323	(666)
Cash (Used For) Investing Activities	(208,251)	(234,381)	(75,968)
Cash Flows From Financing Activities:			
Additions to long-term and short-term debt	153,516	186,772	200,153
Reductions of long-term and short-term debt	(53,560)	(152,862)	(79,665)
Cash dividends	(82,106)	(74,427)	(68,933)
Tax benefit from exercise of stock options	1,549		
Exercise of stock options	25,833	10,636	12,543
Cash From (Used For) Financing Activities	45,232	(29,881)	64,098
Effect of Exchange Rate Changes on Cash and Short-Term Investments	11,114	3,249	4,099
Net Change in Cash and Short-Term Investments	50,400	(75,524)	149,581
Cash and Short-Term Investments at Beginning of Year	108,616	184,140	34,559
Cash and Short-Term Investments at End of Year	$159,016	$108,616	$184,140
Supplemental Disclosures of Cash Flows Information:			
Cash paid during the year for:			
Interest	$ 57,929	$ 50,690	$ 39,279
Income taxes	$ 51,971	$ 68,263	$ 48,535
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Share-based compensation activity	$ 7,746	$ 3,545	$ 1,960
Debt from business combinations	$ 7,828	$ 10,259	

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands)

	Common Stock						
	Number of Shares	Par/ Stated Value	Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at June 1, 2004	116,122	$1,161	$509,096	$ -0-	$ (3,881)	$464,026	$ 970,402
Comprehensive income							
Net income						105,032	105,032
Translation gain and other					13,885		13,885
Comprehensive income							118,917
Dividends paid						(68,933)	(68,933)
Stock option exercises, net	1,109	11	12,532				12,543
Stock-based compensation expense			2,850				2,850
Restricted stock awards, net	323	4	1,956				1,960
Balance at May 31, 2005	117,554	1,176	526,434	-0-	10,004	500,125	1,037,739
Comprehensive income							
Net (loss)						(76,205)	(76,205)
Translation gain and other					19,835		19,835
Comprehensive (loss)							(56,370)
Dividends paid						(74,427)	(74,427)
Stock option exercises, net	823	8	10,628				10,636
Stock-based compensation expense			4,818				4,818
Restricted stock awards, net	366	3	3,542				3,545
Balance at May 31, 2006	118,743	1,187	545,422	-0-	29,839	349,493	925,941
Comprehensive income							
Net income						208,289	208,289
Translation gain and other					37,580		37,580
Comprehensive income							245,869
Impact of adoption of SFAS No. 158, net of taxes of $22,468					(42,279)		(42,279)
Dividends paid						(82,106)	(82,106)
Stock option exercises, net	1,798	18	25,815				25,833
Stock-based compensation expense			5,862				5,862
Restricted stock awards, net	365	4	7,746				7,750
Balance at May 31, 2007	120,906	$1,209	$584,845	$ -0-	$25,140	$475,676	$1,086,870

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Notes to Consolidated Financial Statements

May 31, 2007, 2006, 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Consolidation and Basis of Presentation

Our financial statements consolidate all of our affiliates – companies that we control and in which we hold a majority voting interest. We account for our investments in less than majority-owned joint ventures under the equity method. Effects of transactions between related companies are eliminated in consolidation.

Our business is dependent on external weather factors. Historically, we have experienced strong sales and net income in our first, second and fourth fiscal quarters comprised of the three month periods ending August 31, November 30 and May 31, respectively, with weaker performance in our third fiscal quarter (December through February).

Certain reclassifications have been made to prior-year amounts to conform to this year's presentation.

2) Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) in the United States requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3) Acquisitions/Divestitures

During the fiscal year ended May 31, 2007, we completed six acquisitions, which included product lines such as industrial and concrete coatings, fireproofing products, daylight fluorescent pigments, and a number of waterproofing, epoxy and sealant products. We have allocated the respective purchase prices for each of these acquisitions to the underlying preliminary, estimated fair values of the assets acquired and liabilities assumed at their dates of acquisition, as summarized in the following table:

(In thousands)	Intangible Asset Amortization Life (In Years)	Total
Current assets		$ 34,678
Property, plant and equipment		15,145
Goodwill	N/A	71,918
Tradenames - indefinite lives	N/A	13,053
Other intangible assets	10 - 20	29,114
Total Assets Acquired		$163,908
Liabilities assumed		(38,451)
Net Assets Acquired		$125,457

During the fiscal year ended May 31, 2006, Tremco Incorporated, a wholly-owned subsidiary of RPM, completed the acquisition of privately-owned illbruck Sealant Systems, located in Leverkusen, Germany, for approximately $134.2 million, plus debt assumption of approximately $10.3 million. The purchase price is reflective of certain post-closing adjustments finalized during fiscal 2007, which reduced the final purchase price by approximately $2.5 million. illbruck, a leading manufacturer of high-performance sealants and installation systems for pre-fabricated construction elements and for window and door applications, had sales of approximately $190.0 million for its fiscal year ended December 31, 2004. The acquisition has extended Tremco's product line offerings to include joint sealing tapes, flashing tapes, cartridge sealants and adhesives, strips, foils and accessories marketed under brand names such as illbruck, Festix, Perennator and Coco.

The purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. We have determined these estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices and estimates made by management. Goodwill has been recorded to the extent the purchase price exceeded the fair values of the net identifiable tangible and intangible assets acquired. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

(In thousands)	Intangible Asset Amortization Life (In Years)	illbruck
Current assets		$ 63,740
Property, plant and equipment		32,562
Goodwill	N/A	50,867
Tradenames - indefinite lives	N/A	27,190
Tradenames - other	12 - 15	1,639
Other intangible assets	4 - 12	21,805
Total Assets Acquired		$197,803
Liabilities assumed		(63,633)
Net Assets Acquired		$134,170

Other acquisitions completed during fiscal 2006 and 2005 are not material to our Consolidated Financial Statements.

Our Consolidated Financial Statements reflect the results of operations of these acquired businesses as of their respective dates of acquisition.

Pro forma results of operations for the years ended May 31, 2007 and May 31, 2006 were not materially different from reported results and, consequently, are not presented.

4) Foreign Currency

The functional currency of each of our foreign subsidiaries is their local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate. The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

5) Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss), which is shown net of taxes, consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Minimum Pension and Other Postretirement Benefit Liability Adjustments	Unrealized Gain (Loss) on Derivatives	Unrealized Gain (Loss) on Securities	Total
Balance at June 1, 2004	$ (123)	$ (5,055)	$	$1,297	$ (3,881)
Reclassification adjustments for (gains) included in net income				(73)	(73)
Other comprehensive income (loss)	15,008	(2,379)		1,082	13,711
Deferred taxes		529		(282)	247
Balance at May 31, 2005	14,885	(6,905)		2,024	10,004
Reclassification adjustments for (gains) included in net (loss)				(17)	(17)
Other comprehensive income (loss)	30,160	(14,700)	(3,010)	1,443	13,893
Deferred taxes		5,413	1,011	(465)	5,959
Balance at May 31, 2006	45,045	(16,192)	(1,999)	2,985	29,839
Reclassification adjustments for (gains) included in net income				(1,501)	(1,501)
Other comprehensive income (loss)	25,954	1,974	7,850	10,056	45,834
Deferred taxes		(1,317)	(2,540)	(2,896)	(6,753)
Impact of adopting SFAS No. 158, net of taxes of $22,468		(42,279)			(42,279)
Balance at May 31, 2007	$70,999	$(57,814)	$3,311	$8,644	$25,140

6) Cash and Short-Term Investments

For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and short-term investments. The carrying amounts of cash and short-term investments approximate fair value.

7) Marketable Securities

Marketable securities, included in other current assets, are considered available for sale and are reported at fair value, based on quoted market prices. Changes in unrealized gains and losses, net of applicable taxes, are recorded in accumulated other comprehensive income (loss) within Stockholders' Equity. When we experience other-than-temporary declines in market value from original cost, those amounts are reflected in operating income in the period in which the losses occur. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment's carrying value exceeds its related market value. Marketable securities, primarily consisting of equity securities, totaled $85.8 million and $59.5 million at May 31, 2007 and 2006, respectively. The unrealized gain on securities amounted to approximately $10.1 million in 2007, which related primarily to the impact of the stock market improvement over the last year, in addition to the significant growth of our minority investment in Kemrock Industries in September, 2006.

8) Financial Instruments

Financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable, and debt. The carrying amount of cash and short-term investments, accounts receivable and notes and accounts payable approximates fair value because of their short-term maturity.

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved, and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility, past experience, and individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when management confirms uncollectibility.

All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or (loss) in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. We do not hold or issue derivative instruments for speculative purposes.

The carrying amount of our debt instruments approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements, with the exception of our contingently-convertible notes due 2033. At May 31, 2007, these notes had a carrying value of $150.0 million and an approximate fair value of $187.6 million.

9) Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31	2007	2006
(In thousands)		
Raw materials and supplies	$138,541	$124,573
Finished goods	299,218	274,441
Total Inventories	$437,759	$399,014

10) Goodwill and Other Intangible Assets

We adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," as of June 1, 2001, at which time we ceased the amortization of goodwill. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter (last day of our first fiscal quarter for years prior to 2006). If a loss were to result from the performance of the annual test, it would be reflected in operating income. The annual goodwill impairment assessment involves estimating the fair value of each reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. We estimate the fair value of our reporting units by applying third-party market value indicators to each of our reporting unit's projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset would be established. This process would require the application of discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate, and if impaired, these balances would be written down to fair value. Cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. Additionally, we test all indefinitely-lived intangible assets for impairment annually. The results of our annual impairment tests for the fiscal years ended May 31, 2007, 2006 and 2005 did not require any adjustment to the carrying value of goodwill or other indefinite-lived intangible assets.

The changes in the carrying amount of goodwill, by reportable operating segment, for the year ended May 31, 2007 and 2006, are as follows:

(In thousands)	Industrial Segment	Consumer Segment	Total
Balance as of June 1, 2005	$316,426	$346,798	$663,224
Acquisitions	69,252	3,234	72,486
Purchase accounting adjustments[1]		2,204	2,204
Translation adjustments	11,134	1,587	12,721
Balance as of May 31, 2006	396,812	353,823	750,635
Acquisitions	20,636	51,282	71,918
Purchase accounting adjustments[2]	(1,208)	(919)	(2,127)
Tax adjustments[3]	(577)	(68)	(645)
Translation adjustments	7,397	2,999	10,396
Balance as of May 31, 2007	$423,060	$407,117	$830,177

[1] Relates primarily to other accruals.
[2] Relates primarily to other accruals and illbruck purchase price settlement.
[3] Represents valuation allowance adjustments related to the deferred tax assets recorded in purchase accounting. Refer to Note C, "Income Taxes," for additional information.

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Other Intangible Assets
As of May 31, 2007				
Amortized intangible assets				
Formulae	10 to 33	$199,076	$ 84,086	$114,990
Customer-related intangibles	7 to 33	101,628	29,548	72,080
Trademarks/names	5 to 40	18,341	5,051	13,290
Other	3 to 30	27,064	14,914	12,150
Total Amortized Intangibles		346,109	133,599	212,510
Unamortized intangible assets				
Trade names		138,925		138,925
Total Other Intangible Assets		$ 485,034	$133,599	$351,435
As of May 31, 2006				
Amortized intangible assets				
Formulae	10 to 33	$190,665	$ 74,551	$116,114
Customer-related intangibles	7 to 33	82,739	23,799	58,940
Trademarks/names	5 to 40	18,607	5,593	13,014
Other	3 to 30	26,468	13,626	12,842
Total Amortized Intangibles		318,479	117,569	200,910
Unamortized intangible assets				
Trade names		121,032		121,032
Total Other Intangible Assets		$ 439,511	$117,569	$ 321,942

The aggregate other intangible asset amortization expense for the fiscal years ended May 31, 2007, 2006 and 2005 was $17.5 million, $15.3 million and $13.2 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2008 - $20.0 million, 2009 - $19.1 million, 2010 - $17.7 million, 2011 - $17.5 million and 2012 - $17.5 million.

11) Depreciation

Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	5 to 40 years
Buildings and improvements	5 to 50 years
Machinery and equipment	2 to 40 years

Total depreciation expense for each fiscal period includes the charges to income that result from the amortization of assets recorded under capital leases.

As required by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review long-lived assets for impairment when circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment charge is recognized when the estimated undiscounted future cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded for the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows, internal appraisals or external appraisals, as applicable. Assets to be disposed of are carried at the lower of their carrying value or estimated net realizable value.

12) Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives, and promotions in the same period the related sales are recorded.

We also record revenues generated under long-term construction-type contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term construction-type contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed contract method is applied. Under the completed contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

13) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2007, 2006 and 2005, shipping costs were $119.1 million, $117.5 million and $100.1 million, respectively.

14) Advertising Costs

Advertising costs are charged to operations when incurred and are included in selling, general and administrative expenses. For the years ended May 31, 2007, 2006 and 2005, advertising costs were $38.6 million, $33.9 million and $33.7 million, respectively.

15) Research and Development

Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged for the years ended May 31, 2007, 2006 and 2005 were $34.7 million, $32.3 million and $28.9 million, respectively.

16) Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors, which may include restricted stock, stock options and stock appreciation rights ("SARs"). We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.

Effective June 1, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment," utilizing the modified-prospective method of accounting. Due to our previous adoption of the fair value recognition provisions under SFAS No. 123, "Accounting for Stock-Based Compensation," as of June 1, 2004, and due to the fact that all unvested awards at the time of adoption were being recognized under a fair value approach, our adoption of SFAS No. 123(R) did not materially impact our operating income, earnings per share or cash flows for any of the periods presented herein. Refer to Note E, "Stock-Based Compensation," for further discussion.

17) Interest Expense, Net

Interest expense is shown net of investment income, which consists of interest, dividends and capital gains (losses). Investment income for the years ended May 31, 2007, 2006 and 2005 was $11.0 million, $6.5 million and $5.0 million, respectively.

18) Income Taxes

The provision for income taxes is calculated using the liability method. Under the liability method, deferred income taxes are recognized for the tax effect of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and for certain changes in valuation allowances. Valuation allowances are recorded to reduce certain deferred tax assets when, in our estimation, it is more likely than not that a tax benefit will not be realized.

We have not provided for U.S. income and foreign withholding taxes on approximately $601.8 million of foreign subsidiaries' undistributed earnings as of May 31, 2007, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.

19) Earnings (Loss) Per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings (loss) per share of common stock:

Year ended May 31	2007	2006	2005
(In thousands, except per share amounts)			
Shares Outstanding			
For computation of basic earnings per share of common stock			
Weighted average shares	118,179	116,837	116,899
Total shares for basic earnings per share	118,179	116,837	116,899
For computation of diluted earnings per share of common stock			
Net issuable common share equivalents[1]	2,498		1,431
Additional shares issuable assuming conversion of convertible securities[1]	8,034		8,034
Total shares for diluted earnings per share	128,711	116,837	126,364
Net Income			
Net income (loss) applicable to shares of common stock for basic earnings per share	$208,289	$(76,205)	$105,032
Add: Income effect of contingently issuable shares	3,085		3,099
Net income (loss) applicable to shares of common stock for diluted earnings per share	$211,374	$(76,205)	$108,131
Basic Earnings (Loss) Per Share of Common Stock	$ 1.76	$ (0.65)	$ 0.90
Diluted Earnings (Loss) Per Share of Common Stock	$ 1.64	$ (0.65)	$ 0.86

[1] For the year ended May 31, 2006, net issuable common share equivalents totaling 2.8 million shares, and shares relating to our convertible securities and their related income effect, totaling 8.0 million shares and $3.7 million, respectively, were not assumed in our computation of fully diluted earnings per share, since the result would have been anti-dilutive.

20) Other Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48, which clarifies the accounting for uncertainty, if any, in income taxes as recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes," represents a significant change in the accounting and reporting of income taxes. FIN 48 prescribes the accounting for uncertainty in income taxes by providing guidance on the recognition threshold and measurement of a position taken in a tax return or a position expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires the cumulative effect of adoption to be recorded as an adjustment to the opening balance of retained earnings. The effective date of FIN 48 is for fiscal years beginning after December 15, 2006. Accordingly, we will adopt FIN 48 in the first quarter of our fiscal year ending May 31, 2008. We are in the process of determining the impact of the adoption of FIN 48 on our financial statements.

In September 2006, the FASB issued Statement No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, the adoption of this statement will have on our financial statements.

In September 2006, the FASB issued Statement No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." SFAS No. 158 requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. Please refer to Note G, "Pension Plans," for further details.

SFAS No. 158 requires employers to measure plan assets and obligations at their year-end balance sheet date. With the exception of balances related to newly-added plans associated with recent acquisitions, for which we have elected to apply a May 31 measurement date, we currently measure defined benefit pension plan assets and obligations as of the end of February each year and postretirement health care benefit obligations as of the end of May each year. We plan to change our measurement dates to May 31 for all of our plans in accordance with the transition provisions included per this new pronouncement.

NOTE B - BORROWINGS

A description of long-term debt follows:

May 31	2007	2006
(In thousands)		
Unsecured 4.45% senior notes due October 15, 2009.[1]	$193,711	$189,993
Unsecured 6.25% senior notes due December 15, 2013.	200,000	200,000
Unsecured $297,000 face value at maturity 2.75% senior convertible notes due May 13, 2033.	150,042	150,042
Unsecured notes due March 1, 2008. Interest, which is tied to LIBOR, averaged 5.36% at May 31, 2007.	100,000	100,000
Unsecured 6.70% senior notes due November 1, 2015.[2]	150,000	150,000
Unsecured senior notes due insurance companies.[3]		40,000
Revolving credit agreement for $400,000 with a syndicate of banks, through December 29, 2011. Interest, which is tied to LIBOR, averaged 5.845% for U.S. dollar denominated debt and 6.1875% for Sterling Pound denominated debt at May 31, 2007.	123,017	10,000
Accounts receivable securitization program for $125,000 with two banks, through May 12, 2009. Interest averaged 5.34% as of May 31, 2007.	65,000	25,000
Other obligations, including capital leases, and unsecured notes payable at various rates of interest due in installments through 2011.	6,287	11,521
	988,057	876,556
Less current portion	101,641	6,141
Total Long-Term Debt, Less Current Maturities	$886,416	$870,415

[1] We entered into an interest rate swap, which has the effect of converting this fixed-rate note to variable rates based on the six-month London Interbank Offered Rate (LIBOR). The weighted average effective rate was 5.88% as of May 31, 2007.
[2] We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed rate borrrowing of 5.31%.
[3] On July 18, 2006, we prepaid our $10,000 – 6.61% Senior Notes, Series B, due November 15, 2006, and our $30,000 – 7.30% Senior Notes, Series C, due November 15, 2008. We did not incur any material early termination penalties in connection with our termination of these Notes.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2007 are as follows: 2008 - $101.6 million (including $100.0 million unsecured Notes); 2009 - $66.3 million; 2010 - $194.2 million; 2011 - $0.3 million; 2012 - $273.3 million (including $150.0 million of 2.75% Senior Convertible Notes); and thereafter $352.4 million. Additionally, at May 31, 2007, we had unused lines of credit totaling $320.2 million.

In June 2002, we established an accounts receivable securitization program with several banks for certain of our subsidiaries, providing for a wholly-owned special purpose entity ("SPE") to receive investments of up to $125.0 million. The securitized accounts receivable are owned in their entirety by RPM Funding Corporation, a wholly-owned consolidated subsidiary of RPM International Inc., and are not available to satisfy claims of our creditors until the participating banks' obligations have been paid in full. This securitization is accomplished by having certain subsidiaries sell various of their accounts receivable to the SPE, and by having the SPE then transfer those receivables to a conduit administered by two banks. This transaction did not constitute a form of off-balance sheet financing, and is fully reflected in our financial statements. This transaction increased our liquidity and reduced our financing costs by replacing up to $125.0 million of existing borrowings at lower interest rates. The amounts available under the program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable. In May 2006, we extended the program for an additional three years through May 2009. As of May 31, 2007 and 2006 we had an outstanding balance of $65.0 million and $25.0 million, respectively, under this agreement.

In May 2003, we issued $297.0 million face value at maturity unsecured 2.75% Senior Convertible Notes due May 13, 2033. The 2.75% Notes are convertible into 8,034,355 shares of RPM International Inc. common stock at a price of $18.68 per share, subject to adjustment, during any fiscal quarter in which the closing price of the common stock is greater than $22.41 per share for at least 20 trading days, within the 30 consecutive trading day period on the last trading day of the calendar quarter. As further defined in the Indenture, the Notes are also convertible during any period in which the credit rating of the Notes is below a specified level or if specified corporate transactions have occurred. The 2.75% Notes are redeemable by the holder for the issuance price plus accrued original issue discount in May 2008, 2013, 2018, 2023, 2028 and 2033. At these times, the purchase price may be paid in cash, common stock or a combination of cash and common stock, at our discretion. If we were to settle the purchase price in cash, we would utilize a portion of our available long-term financing arrangements. We may redeem for cash all or a portion of the Notes at any time on or after May 31, 2008. Interest on the 2.75% Notes is payable beginning November 13, 2003 until May 13, 2008. After that date, cash interest will not be paid prior to maturity subject to certain contingencies.

In December 2003, we issued and sold $200.0 million of 6.25% Senior Notes due 2013 as a means of refinancing. The entire net proceeds of $197.0 million from this offering were used to repay in full the $128.0 million of then-outstanding borrowings under our $500.0 million revolving credit facility and $69.0 million of the then-outstanding $72.0 million balance under our receivable securitization program.

On September 30, 2004, we issued and sold $200.0 million of 4.45% Senior Unsecured Notes due 2009, which we concurrently swapped back to floating interest rate debt. We used a portion of the net proceeds to pay off our $15.0 million, 6.12% Senior Notes due 2004, which matured on November 15, 2004 and also our then outstanding $68.0 million of commercial paper. As of May 31, 2007 and 2006, the fair value of this interest-rate swap was $6.3 million and $10.0 million, respectively. These amounts are reflected in other long-term liabilities on the Consolidated Balance Sheets.

On October 19, 2005, RPM United Kingdom G.P., an indirect wholly-owned finance subsidiary of RPM International Inc., issued and sold $150.0 million of 6.70% Senior Unsecured Notes due 2015, which are fully and unconditionally guaranteed by RPM International Inc. The total net proceeds of the offering of the Senior Unsecured Notes were used to refinance $138.0 million of revolving credit facility borrowings in conjunction with the August 31, 2005 acquisition of illbruck Sealant Systems, and for other general corporate purposes. Concurrent with the issuance of the 6.70% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross-currency swap, which fixed the interest and principal payments in euros for the life of the Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%. As of May 31, 2007 and 2006, the fair value of this cross-currency swap was $13.5 million and $13.9 million, respectively, which are reflected in other long-term liabilities on the Consolidated Balance Sheets.

On December 29, 2006, we replaced our $330.0 million revolving credit facility with a new $400.0 million 5-year credit facility (the "New Facility"). The New Facility will be used for working capital needs, general corporate purposes, including acquisitions, and to provide back-up liquidity for the issuance of commercial paper. The New Facility provides for borrowings in U.S. dollars and several foreign currencies and also provides sublimits for the issuance of letters of credit in an aggregate amount of up to $35.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the New Facility may be expanded upon our request by up to an additional $175.0 million, thus potentially expanding the New Facility to $575.0 million, subject to lender approval. As of May 31, 2007, we had $123.0 million in outstanding borrowings under the New Facility.

NOTE C - INCOME TAXES

The provision for income taxes is calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes using the liability method.

Income (loss) before income taxes as shown in the Consolidated Statements of Income consisted of the following:

Year Ended May 31	2007	2006	2005
(In thousands)			
United States	$215,859	$(181,282)	$115,192
Foreign	91,676	58,807	48,536
Income (Loss) Before Income Taxes	$307,535	$(122,475)	$163,728

Provision (benefit) for income taxes consists of the following:

Year Ended May 31	2007	2006	2005
(In thousands)			
Current:			
U.S. federal	$28,276	$ 35,035	$ 31,313
State and local	7,007	7,232	8,098
Foreign	31,223	22,771	19,160
	66,506	65,038	58,571
Deferred:			
U.S. federal	36,455	(108,373)	(2,544)
State and local	(264)	(3,798)	(218)
Foreign	(3,451)	863	2,887
	32,740	(111,308)	125
Provision (Benefit) for Income Taxes	$99,246	$ (46,270)	$ 58,696

The significant components of deferred income tax assets and liabilities as of May 31, 2007 and 2006 were as follows:

	2007	2006
(In thousands)		
Deferred income tax assets related to:		
Inventories	$ 7,234	$ 4,322
Allowance for losses	532	5,511
Accrued compensation and benefits	41,730	17,844
Asbestos-related liabilities	125,932	151,478
Accrued other expenses	3,348	7,986
Other long-term liabilities	21,145	28,183
Net operating loss and credit carryforwards	31,142	33,647
Total deferred income tax assets	231,063	248,971
Less: valuation allowances	(21,838)	(18,981)
Net deferred income tax assets	209,225	229,990
Deferred income tax (liabilities) related to:		
Depreciation	(56,408)	(58,449)
Pension and other postretirement benefits	(10,101)	(10,128)
Amortization of intangibles	(102,643)	(92,280)
Total deferred income tax (liabilities)	(169,152)	(160,857)
Deferred Income Tax Assets, Net	$ 40,073	$ 69,133

At May 31, 2007, we had U.S. federal foreign tax credit carryforwards of approximately $16.6 million which expire starting in 2012. Additionally we had approximately $20.5 million of state net operating loss carryforwards that expire at various dates beginning in 2008 and foreign net operating loss carryforwards of approximately $43.7 million at May 31, 2007, of which approximately $2.2 million will expire at various dates beginning in 2008 and approximately $41.5 million that have an indefinite carryforward period. These net operating loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.

Management has determined, based on the available evidence, that it is uncertain whether future taxable income of certain of our foreign subsidiaries as well as anticipated foreign source income will be significant enough to recognize certain of these deferred tax assets. As a result, valuation allowances of approximately $21.8 million and $19.0 million have been recorded as of May 31, 2007 and 2006, respectively.

Valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. Any reversal of a valuation allowance that was recorded in purchase accounting would reduce goodwill. In the current year, a reversal of approximately $0.6 million of valuation allowance was allocated to goodwill.

The following table reconciles the U.S. statutory federal income tax expense (benefit) rate to the effective income tax expense (benefit) rate:

Year Ended May 31	2007	2006	2005
Income tax expense at the U.S. statutory federal income tax rate	35.0%	(35.0%)	35.0%
Impact of foreign operations	(3.8%)	(6.4%)	(4.8%)
State and local income taxes net of federal income tax benefit	1.4%	1.8%	3.1%
Tax benefits from the extraterritorial income exclusion	(0.1%)	(0.7%)	(0.5%)
Valuation allowance	0.8%	3.9%	2.6%
Other	(1.0%)	(1.4%)	0.4%
Effective Income Tax Expense (Benefit) Rate	32.3%	(37.8%)	35.8%

NOTE D - COMMON STOCK

Basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding during each year. To compute diluted earnings per share, the weighted-average number of shares of common stock outstanding during each year was increased by common stock options with exercisable prices lower than the average market prices of common stock during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. Additionally, shares related to our convertible securities are also considered in our calculation of fully diluted earnings per share.

Our Stockholder Rights Plan provides existing stockholders the right to purchase stock of RPM International Inc. at a discount in certain circumstances as defined by the Plan. The rights are not exercisable at May 31, 2007 and expire in May 2009.

NOTE E - STOCK-BASED COMPENSATION

Effective June 1, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment," utilizing the modified-prospective method of accounting. Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, stock options and stock appreciation rights ("SARs"). We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year ended May 31	2007	2006	2005
(In thousands)			
Selling, general and administrative expense	$10,509	$6,719	$4,798
Income tax expense (benefit)	(3,381)	(1,852)	(1,177)
Total stock-based compensation cost	$ 7,128	$4,867	$3,621

Total unrecognized compensation cost related to non-vested awards at May 31, 2007 was $3.2 million, and is expected to be recognized over a weighted-average period of approximately three years.

We grant stock-based incentive awards to our employees and/or directors of the company under various share-based compensation plans. Plans which include stock option grants or share-based payment awards include the 1996 Key Employees Stock Option Plan and the 2004 Omnibus Equity and Incentive Plan (the "Omnibus Plan"), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2007 Restricted Stock Plan (the "2007 Plan"), the 2003 Restricted Stock Plan for Directors (the "2003 Plan"), the 2002 Performance Accelerated Restricted Stock Plan (the "PARS Plan") and the 1997 Restricted Stock Plan ("1997 Plan").

Stock Option Plans

Stock options are awards which allow our employees to purchase shares of RPM International Inc. common stock at a fixed price. We grant stock options at an exercise price equal to the stock price on the date of the grant. The fair value of stock options and SARs granted is estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended May 31	2007	2006	2005
Risk-free interest rate	4.6%	4.2%	3.7%
Expected life of option	6.7 yrs	6.0 yrs	6.4 yrs
Expected dividend yield	3.7%	3.6%	3.4%
Expected volatility rate	27.4%	27.7%	31.0%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The expected life of options granted is derived from the input of the option-pricing model and represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on historical volatility of our shares of common stock.

The 1996 Key Employees Stock Option Plan, which expired by its terms on August 15, 2006, provided for the granting of stock options for up to 9,000,000 shares. Stock options were granted to employees and directors at an exercise price equal to the fair market value of RPM International Inc. stock at the date of grant. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date, and have expiration dates ranging from October 2007 to October 2014. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. The total fair value of shares vested during the year ended May 31, 2007 was $3.1 million. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.

The Omnibus Plan was approved by our stockholders on October 8, 2004, and is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. A total of 6,000,000 shares of our common stock may be subject to awards under the Omnibus Plan. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, any number of shares that remain available after "full-value" awards are granted, or up to a maximum of 6,000,000 shares, may be in the form of SARs grants or other types of awards other than "full-value" awards such as restricted stock awards, restricted stock unit awards, performance share awards or performance unit awards. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2007, there were 921,500 SARs outstanding.

The following table summarizes option and share-based payment activity (including SARs) under these Plans during the three fiscal years ended May 31:

Shares Under Option	2007 Weighted Average Exercise Price	2007 Number of Shares Under Option	2006 Weighted Average Exercise Price	2006 Number of Shares Under Option	2005 Weighted Average Exercise Price	2005 Number of Shares Under Option
(In thousands, except per share amounts)						
Balance at June 1	$14.34	6,414	$13.90	6,764	$13.23	7,403
Options granted	18.80	380	17.65	560	17.60	584
Options canceled/expired	14.75	(43)	14.48	(87)	13.57	(76)
Options exercised	14.37	(1,801)	12.93	(823)	11.53	(1,147)
Balance at May 31	$14.67	4,950	$14.34	6,414	$13.90	6,764
Exercisable at May 31	$13.73	3,630	$13.68	4,587	$13.41	4,578

At May 31, 2007, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $39.9 million and 5.4 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $32.7 million and 4.4 years, respectively. Stock options granted during the years ended May 31, 2007, 2006 and 2005 included exercise prices equivalent to the stock price on the date of grant and weighted average grant date fair values of $4.34, $4.04 and $4.40, respectively. Total share options and SARs, included in the table above, had weighted-average exercise prices of $14.67, $14.34 and $13.90 for the years ended May 31, 2007, 2006 and 2005, respectively.

The total intrinsic value of options exercised during the years ended May 31, 2007, 2006 and 2005 was $12.8 million, $4.6 million and $7.0 million, respectively. There was a tax benefit of $3.7 million realized for the tax deductions from option exercises of the share-based payment for the year ended May 31, 2007.

The fair values of all nonvested share-based payment awards have been calculated using the market value of the shares on the date of issuance. We anticipate that approximately 1.2 million shares at a weighted-average exercise price of $17.27 and a weighted-average remaining contractual term of 8.04 years will ultimately vest under these plans.

A summary of the status of our nonvested share-based payment awards as of May 31, 2007, and the changes during the year then-ended, is incorporated as follows:

Nonvested Share-Based Payment Awards

(Shares in thousands)	Weighted Average Grant-Date Fair Value	Number of Shares Under Option	Weighted Average Remaining Contractual Term
June 1, 2006	$4.15	1,829	
Granted	4.34	380	
Vested	4.15	(861)	
Forfeited/expired	4.12	(28)	
May 31, 2007	$4.21	1,320	8.04

Restricted Stock Plans

We also grant stock-based awards, which may be made in the form of restricted stock, restricted stock units, performance stock and performance stock units. These awards are granted to eligible employees or directors, and entitle the holder to shares of RPM International Inc. common stock as the award vests. The fair value of the awards is determined and fixed based on the stock price at the date of grant. Following is a description of our restricted stock plans.

Under the Omnibus Plan, as previously discussed, a total of 6,000,000 shares of our common stock may be subject to awards. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, up to 3,000,000 shares may be subject to "full-value" awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards. During the fiscal year ended May 31, 2007, we granted 378,600 shares of performance-earned restricted stock under the Omnibus Plan at a weighted-average grant price of $18.80. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments.

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not employees of RPM International Inc. are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a 3-year period. For the year ended May 31, 2007, 27,000 shares were granted at a weighted-average price of $18.80 per share, with 411,400 shares available for future grant. Unamortized deferred compensation expense relating to restricted stock grants for directors of $0.5 million at May 31, 2007, is being amortized over a 3-year vesting period. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments.

Under the terms of the PARS Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture until the completion of ten years of service or the attainment of certain performance goals. All outstanding PARS were issued in fiscal 2003, and no shares have been issued under the PARS Plan during either of the years ended May 31, 2007 or 2006. However, the requirements for vesting were met at May 31, 2007 and all vesting provisions were approved by the Compensation Committee during July 2007. There is no remaining unamortized deferred compensation expense associated with the PARS plan.

Under the 1997 Plan, up to 1,562,500 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. During the year ended May 31, 2007, a total of 38,149 shares were awarded under the 1997 Plan at a weighted-average price of $18.52. Unamortized deferred compensation expense of $2.2 million at May 31, 2007, relating to the 1997 Plan, is being amortized over the applicable vesting period associated with each participant. The 1997 Plan expired by its terms on May 31, 2007. Consequently, as of May 31, 2007 no shares were available for future issuance under the 1997 Plan. The 2007 Plan which was approved by our stockholders on October 5, 2006 and which became effective as of June 1, 2007 replaces the 1997 Plan. Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeitures.

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2007:

Nonvested Restricted Shares

(Shares in thousands)	Weighted Average Grant-Date Fair Value	Number of Shares
June 1, 2006	$14.92	1,367
Granted	18.78	444
Vested	15.76	(51)
Forfeited/expired	13.26	(72)
May 31, 2007	$15.98	1,688

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2007 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 2.1 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2007, 2006 and 2005, the weighted-average grant date fair value for restricted share grants was $18.78, $17.76 and $17.24, respectively. The total fair value of shares vested during the years ended May 31, 2007, 2006 and 2005 was $0.8 million, $0.5 million and $0.2 million, respectively. We anticipate that approximately 1.6 million shares at a weighted-average grant-date fair value of $15.84 and a weighted-average remaining contractual term of 2.1 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 3,471 shares of restricted stock were vested at June 1, 2006, with 23,139 restricted shares vested as of May 31, 2007. The total intrinsic value of restricted shares converted during the years ended May 31, 2007, 2006 and 2005 was $1.1 million, $0.9 million and $0.5 million, respectively.

Total unrecognized compensation cost related to nonvested restricted shares of common stock awards granted was $13.1 million as of May 31, 2007. That cost is expected to be recognized over a weighted-average period of 2.1 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2007.

NOTE F - LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2007:

May 31	
(In thousands)	
2008	$ 29,663
2009	21,253
2010	15,327
2011	9,771
2012	7,011
Thereafter	25,328
Total Minimum Lease Commitments	$108,353

Total rental expense for all operating leases amounted to $28.8 million in fiscal 2007, $26.8 million in fiscal 2006 and $29.4 million in fiscal 2005.

NOTE G - PENSION PLANS

We sponsor several pension plans for our employees, including our principal plan (the "Retirement Plan"), which is a non-contributory defined benefit pension plan covering substantially all domestic non-union employees. Pension benefits are provided for certain domestic union employees through separate plans. Employees of our foreign subsidiaries receive pension coverage, to the extent deemed appropriate, through plans that are governed by local statutory requirements.

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2008, we expect to contribute approximately $10.3 million to the retirement plans in the U.S.; and approximately $8.7 million to our foreign plans.

During the fiscal year ended May 31, 2007, we adopted the provisions of Statement of Financial Accounting Standards No. 158 ("SFAS No. 158"), "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)." SFAS No. 158 requires the recognition of the funded status of each defined benefit pension plan and nonpension, postretirement benefit plan on the balance sheet. Under this new pronouncement, each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of SFAS No. 158, due to previously unrecognized actuarial gains and losses and prior service costs or credits, as well as future gains and losses and plan changes, is recognized as a component of accumulated other comprehensive income (loss) in the stockholders' equity section of the balance sheet, net of applicable taxes.

The following table presents the total incremental effect of applying SFAS No. 158 to our pension and postretirement benefit plans on the Consolidated Balance Sheets:

At May 31, 2007	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
(In thousands)			
Prepaids and other current assets	$ 204,830	$(14,891)	$ 189,939
Intangible assets	351,443	(8)	351,435
Deferred income taxes – current	39,539	(263)	39,276
Total Assets	3,348,311	(15,162)	3,333,149
Current liabilities	863,343	1,397	864,740
Other long-term liabilities	128,123	47,835	175,958
Deferred income taxes – non-current	40,012	(22,115)	17,897
Total Liabilities	2,219,162	27,117	2,246,279
Accumulated other comprehensive income (loss), net of tax	67,419	(42,279)	25,140
Total Stockholders' Equity	1,129,149	(42,279)	1,086,870

The transition provisions of SFAS No. 158 include a requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end; this requirement becomes effective for fiscal years ending after December 15, 2008. With the exception of balances related to newly-added plans associated with recent acquisitions, the figures included herein are based on a measurement date of February 28, 2007 for both the U.S. and Non-U.S. plans. We have elected to apply a measurement date of May 31, 2007 for these newly-acquired plans in order to avoid a subsequent change in measurement date as required by SFAS No. 158.

Net periodic pension cost (income) consisted of the following for the three years ended May 31, 2007:

	U.S. Plans			Non-U.S. Plans		
(In thousands)	2007	2006	2005	2007	2006	2005
Service cost	$13,224	$13,270	$11,231	$3,135	$2,475	$2,154
Interest cost	9,063	8,245	7,481	5,095	4,741	4,359
Expected return on plan assets	(11,428)	(10,108)	(9,759)	(5,047)	(4,599)	(4,117)
Amortization of:						
Prior service cost	193	194	294	22		
Net gain on adoption of SFAS No. 87		(2)	(3)			
Net actuarial (gains) losses recognized	2,397	2,375	1,500	1,803	1,511	1,394
Curtailment/settlement (gains) losses	65					
Net Pension Cost	$13,514	$13,974	$10,744	$5,008	$4,128	$3,790

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2007 and 2006, were as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2007	2006	2007	2006
Benefit obligation at beginning of year	$161,669	$148,505	$103,713	$ 89,190
Service cost	13,224	13,270	3,135	2,475
Interest cost	9,063	8,245	5,095	4,741
Benefits paid	(11,558)	(9,627)	(3,057)	(3,067)
Participant contributions			903	773
Acquisitions			5,422	1,230
Plan amendments				258
Actuarial losses	5,666	1,276	2,997	9,997
Settlements	(144)			
Premiums paid			(143)	
Currency exchange rate changes			5,515	(1,884)
Benefit Obligation at End of Year	$177,920	$161,669	$123,580	$103,713
Fair value of plan assets at beginning of year	$130,268	$118,091	$ 72,982	$ 65,923
Actual return on plan assets	11,442	13,591	6,600	8,015
Employer contributions	13,790	8,213	7,597	2,661
Participant contributions			903	773
Acquisitions			5,612	119
Benefits paid	(11,558)	(9,627)	(3,057)	(3,067)
Settlements	(144)			
Premiums paid			(143)	
Currency exchange rate changes			3,865	(1,442)
Fair Value of Plan Assets at End of Year	$143,798	$130,268	$ 94,359	$ 72,982
(Deficit) of plan assets versus benefit obligations at end of year	$ (34,122)	$ (31,401)	$ (29,221)	$ (30,731)
Contributions after measurement date	61	1,941	2,437	1,268
Unrecognized actuarial (gains) losses	N/A	43,409	N/A	33,147
Unrecognized prior service cost	N/A	2,352	N/A	232
Unrecognized net transitional asset	N/A		N/A	
Net Amount Recognized	$ (34,061)	$ 16,301	$ (26,784)	$ 3,916
Accumulated Benefit Obligation	$135,463	$125,208	$108,749	$ 92,784

Amounts recognized in the Consolidated Balance Sheets for years prior to the adoption of SFAS No. 158:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2007	2006	2007	2006
Prepaid benefit cost	N/A	$16,672	N/A	$ -
Accrued benefit liability	N/A	(848)	N/A	(19,019)
Accumulated other comprehensive loss	N/A	468	N/A	22,935
Intangible asset	N/A	9	N/A	
Net Amount Recognized	N/A	$16,301	N/A	$ 3,916

Amounts recognized in the Consolidated Balance Sheets for years after the adoption of SFAS No. 158:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2007	2006	2007	2006
Noncurrent assets	$ -	N/A	$ 275	N/A
Current liabilities	(104)	N/A	(296)	N/A
Noncurrent liabilities	(33,957)	N/A	(26,763)	N/A
Net Amount Recognized	$(34,061)	N/A	$(26,784)	N/A

The following table summarizes the relationship between our plans' benefit obligations and assets:

	U.S. Plans			
	2007		2006	
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$177,920	$143,798	$161,669	$130,268
Plans with accumulated benefit obligation in excess of plan assets	$ 1,850	$ 1,095	$ 1,866	$ 987
Plans with assets in excess of accumulated benefit obligations	$133,613	$142,703	$123,342	$129,281

	Non-U.S. Plans			
	2007		2006	
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$117,909	$ 88,414	$103,713	$ 72,982
Plans with accumulated benefit obligation in excess of plan assets	$103,232	$ 88,414	$ 92,784	$ 72,982
Plans with assets in excess of projected benefit obligations	$ 5,671	$ 5,945	$ -	$ -
Plans with assets in excess of accumulated benefit obligations	$ 5,517	$ 5,945	$ -	$ -

The following table presents the pre-tax net loss, prior service cost/(credits) and transition assets/(obligations) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net loss	$(46,599)	$(33,626)
Prior service costs/(credits)	(2,159)	(234)
Total recognized in accumulated other comprehensive income not affecting retained earnings	$(48,758)	$(33,860)

The following table presents estimated net loss, estimated prior service costs/(credits) and estimated transition assets/(obligations) of our pension plans that will be amortized from accumulated other comprehensive income (loss) not affecting retained earnings into net periodic pension cost and recorded in the Consolidated Statements of Income during the fiscal year ending May 31, 2008:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net loss	$ (2,581)	$ (1,770)
Prior service costs/(credits)	(240)	(25)

In measuring the projected benefit obligation and net periodic pension cost for our plans, we utilize actuarial valuations. These valuations include specific information pertaining to individual plan participants, such as salary, age and years of service, along with certain assumptions. The most significant assumptions applied include discount rates, expected return on plan assets and rate of compensation increases. We evaluate these assumptions, at a minimum, on an annual basis, and make required changes, as applicable. In developing our expected long-term rate of return on pension plan assets, we consider the current and expected target asset allocations of the pension portfolio, as well as historical returns and future expectations for returns on various categories of plan assets.

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans			Non-U.S. Plans		
Year-End Benefit Obligations	2007	2006	2005	2007	2006	2005
Discount rate	5.75%	5.75%	5.75%	5.00%	4.89%	5.40%
Rate of compensation increase	3.79%	3.73%	3.50%	3.88%	3.39%	3.63%

	U.S. Plans			Non-U.S. Plans		
Net Periodic Pension Cost	2007	2006	2005	2007	2006	2005
Discount rate	5.75%	5.75%	6.00%	4.89%	5.40%	5.68%
Expected return on plan assets	8.75%	8.75%	8.75%	6.68%	6.93%	7.31%
Rate of compensation increase	3.73%	3.50%	3.50%	3.39%	3.63%	3.66%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans

	Target Allocation as of February 2007	Actual Asset Allocation 2007	Actual Asset Allocation 2006
Equity securities	70%	69%	65%
Fixed income securities	25%	20%	20%
Cash		6%	10%
Other	5%	5%	5%
Total assets	100%	100%	100%

Non-U.S. Plans

	Target Allocation as of February 2007	Actual Asset Allocation 2007	Actual Asset Allocation 2006
Equity securities	41%	45%	51%
Fixed income securities	51%	47%	47%
Cash	1%	1%	
Property and other	7%	7%	2%
Total assets	100%	100%	100%

The primary objective for the investments of the Retirement Plan is to provide for long-term growth of capital without undue exposure to risk. This objective is accomplished by utilizing a strategy of equities, fixed income securities and cash equivalents in a mix that is conducive to participation in a rising market, while allowing for adequate protection in a falling market. The Plan Investment Committee oversees the investment allocation process, which includes the selection and evaluation of investment managers, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In order to manage investment risk properly, Plan policy prohibits short selling, securities lending, financial futures, options and other specialized investments except for certain alternative investments specifically approved by the Investment Committee. The Investment Committee reviews, on a quarterly basis, reports of actual Plan investment performance provided by independent third parties, in addition to its review of the Plan investment policy on an annual basis. The investment objectives are similar for our plans outside of the U.S., subject to local regulations. In general, investments for all plans are managed by private investment managers, reporting to our Investment Committee on a regular basis.

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the United States. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $9.5 million, $8.6 million and $8.2 million for the years ending May 31, 2007, 2006 and 2005, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $12.6 in 2008; $14.5 in 2009; $15.0 in 2010; $16.6 in 2011; $18.9 million in 2012. In the five years thereafter (2013-2017) we expect to pay $118.5 million.

NOTE H - POSTRETIREMENT HEALTH CARE BENEFITS

We sponsor several, unfunded-health-care-benefit plans for certain of our retired employees. Eligibility for these benefits is based upon minimum age and service requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2007:

	U.S. Plans			Non-U.S. Plans		
(In thousands)	2007	2006	2005	2007	2006	2005
Service cost - Benefits earned during this period	$ -	$ -	$ 11	$ 468	$365	$265
Interest cost on the accumulated obligation	542	615	661	626	539	473
Amortization of prior service cost	(28)	(27)				
Amortization of unrecognized (gains) losses		59	27	96	47	28
Net Periodic Postretirement Expense	$514	$647	$699	$1,190	$951	$766

The changes in the benefit obligations of the plans at May 31, 2007 and 2006 were as follows:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2007	2006	2007	2006
Accumulated postretirement benefit obligation at beginning of year	$9,434	$11,169	$10,824	$8,331
Service cost			468	365
Interest cost	542	615	626	539
Benefit payments	(862)	(849)	(220)	(190)
Medicare subsidy received	150			
Actuarial (gains) losses	(192)	(1,488)		1,068
Amendments		(13)		
Currency exchange rate changes			674	711
Accumulated postretirement benefit obligation at end of year	9,072	9,434	12,372	10,824
Unrecognized actuarial gains (losses)	N/A	(249)	N/A	(2,695)
Unrecognized prior service cost (benefit)	N/A	294	N/A	
Accrued Postretirement Health Care Benefits	$9,072	$ 9,479	$12,372	$8,129

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

Amounts recognized in the Consolidated Balance Sheets for years prior to the adoption of SFAS No. 158:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2007	2006	2007	2006
Prepaid benefit cost	N/A		N/A	
Accrued benefit liability	N/A	$ (9,479)	N/A	$(8,129)
Accumulated other comprehensive loss	N/A		N/A	
Intangible asset	N/A		N/A	
Net Amount Recognized	N/A	$ (9,479)	N/A	$(8,129)

Amounts recognized in the Consolidated Balance Sheets for years after the adoption of SFAS No. 158:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2007	2006	2007	2006
Noncurrent assets	$ -	N/A	$ -	N/A
Current liabilities	(760)	N/A	(238)	N/A
Noncurrent liabilities	(8,312)	N/A	(12,134)	N/A
Net Amount Recognized	$ (9,072)	N/A	$(12,372)	N/A

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans			Non-U.S. Plans		
Year-End Benefit Obligations	2007	2006	2005	2007	2006	2005
Discount rate	6.00%	6.00%	5.75%	5.50%	5.50%	6.00%
Current healthcare cost trend rate	9.00%	9.50%	10.00%	7.00%	7.00%	8.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	4.50%	5.00%	5.00%
Year ultimate healthcare cost trend rate will be realized	2015	2015	2015	2012	2008	2008

	U.S. Plans			Non-U.S. Plans		
Net Periodic Postretirement Benefit Cost	2007	2006	2005	2007	2006	2005
Discount rate	6.00%	5.75%	6.00%	5.50%	6.00%	6.25%
Healthcare cost trend rate	9.50%	10.00%	10.00%	7.00%	8.00%	9.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year ultimate healthcare cost trend rate will be realized	2015	2015	2014	2008	2008	2008

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2007 and 2006:

	U.S. Plans		Non-U.S. Plans	
(In thousands)	2007	2006	2007	2006
1% Increase in trend rate				
Accumulated Benefit Obligation	$ 760	$ 808	$ 2,753	$ 2,408
Postretirement Cost	48	55	270	211
1% Decrease in trend rate				
Accumulated Benefit Obligation	$(666)	$(708)	$(1,603)	$(1,844)
Postretirement Cost	(42)	(49)	(177)	(151)

We expect to pay approximately $1.0 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2013-2017) we expect to pay a cumulative total of $6.1 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act"), was signed into law on December 8, 2003. The Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide "actuarially equivalent" prescription drug plans. Our actuary has determined that the prescription drug benefit provided by our postretirement plan is considered to be actuarially equivalent to the benefits provided under the Act for the 2006 calendar year.

In accordance with the provision of FASB Staff Position FSP FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," we have included the impact of our portion of the subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the period ended May 31, 2007. The impact of the subsidy resulted in a reduction in our benefit obligation of approximately $1.7 million and $2.2 million at May 31, 2007 and 2006, respectively, and a $0.2 million and a $0.3 million decrease in net periodic cost for the years ended May 31, 2007 and 2006, respectively. As of May 31, 2007, we have received cumulative reimbursements from Medicare related to this new law amounting to $150,311.

NOTE I - CONTINGENCIES AND LOSS RESERVES

Accrued loss reserves and asbestos-related liabilities consist of the following:

	2007	2006
(In thousands)		
Accrued product liability reserves	$ 55,063	$ 53,764
Accrued warranty reserves	7,195	7,524
Accrued environmental reserves	10,920	5,390
Accrued loss reserves - current	73,178	66,678
Asbestos-related liabilities - current	53,000	58,925
Total Reserves - Current	$126,178	$125,603
Accrued warranty and product liability reserves - noncurrent	$ 10,319	$ 14,758
Asbestos-related liabilities - noncurrent	301,268	362,360
Total Reserves - Noncurrent	$311,587	$377,118

Certain of our wholly-owned subsidiaries, principally Bondex International, Inc. (collectively referred to as the subsidiaries), are defendants in various asbestos-related bodily injury lawsuits filed in various state courts with the vast majority of current claims pending in five states – Illinois, Ohio, Mississippi, Texas and Florida. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products previously manufactured by our subsidiaries or others.

As of May 31, 2007, our subsidiaries had a total of 10,824 active asbestos cases compared to a total of 10,580 cases as of May 31, 2006. For the quarter ended May 31, 2007, our subsidiaries secured dismissals and/or settlements of 608 claims and made total payments of $18.6 million, which included defense costs paid during the current quarter of $7.4 million. For the comparable period ended May 31, 2006, dismissals and/or settlements covered 106 claims and total payments were $12.9 million, which included defense costs paid during the quarter of $7.1 million. For the year ended May 31, 2007, our subsidiaries secured dismissals and/or settlements of 1,900 claims and made total payments of $67.0 million, which included defense costs paid during the year of $27.7 million. For the comparable period ended May 31, 2006, dismissals and/or settlements covered 945 claims and total payments were $59.9 million, which included defense costs paid during the year of $24.0 million. Excluding defense costs, the average costs to resolve a claim, including dismissed claims, were $18,416 and $54,783 for each of the quarters ended May 31, 2007 and 2006, respectively; and $20,684 and $37,989 for each of the years ended May 31, 2007 and 2006, respectively. The amount and timing of dismissals and settlements can fluctuate significantly from period to period resulting in volatility in the average costs to resolve claims in any given quarter or year.

In addition, in some jurisdictions, cases may involve more than one individual claimant. As a result, settlement or dismissal statistics on a per case basis are not necessarily reflective of the payment amounts on a per claimant basis and the amounts and rates can vary widely depending on a variety of factors including the mix of malignancy and non-malignancy claims and the amount of defense costs incurred during the period.

Estimating the future cost of asbestos related contingent liabilities was and continues to be subject to many uncertainties, including (i) the ultimate number of claims filed; (ii) the cost of resolving both current known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the subsidiaries' third-party insurers; (iv) future earnings and cash flow of our subsidiaries; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on our subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials including judgments or jury verdicts, as a result of our more aggressive defense posture which includes taking selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to the subsidiaries' products and the claimants' diseases; (ix) potential changes in applicable federal and/or state law; and (x) the potential impact of various proposed structured settlement transactions or subsidiary bankruptcies by other companies, some of which are the subject of federal appellate court review, the outcome of which could materially affect any future asbestos-related liability estimates.

In fiscal 2006, we retained Crawford & Winiarski ("C&W"), an independent, third-party consulting firm with expertise in the area of asbestos valuation work, to assist us in calculating an estimate of our liability for unasserted potential future asbestos-related claims. The methodology used by C&W to project our liability for unasserted potential future asbestos-related claims included C&W doing an analysis of (a) widely accepted forecast of the population likely to have been exposed to asbestos; (b) epidemiological studies estimating the number of people likely to develop asbestos-related diseases; (c) historical rate at which mesothelioma incidences resulted in the payment of claims by us; (d) historical settlement averages to value the projected number of future compensable mesothelioma claims; (e) historical ratio of mesothelioma related indemnity payments to non-mesothelioma indemnity payments; and (f) historical defense costs and their relationship with total indemnity payments.

As a result, at the end of fiscal 2006, we recorded a liability for asbestos claims in the amount of $335.0 million, while paying out $12.9 million for dismissals and/or settlements resulting in our reserve moving from $99.2 million at February 28, 2006 to $421.3 million at May 31, 2006. This reserve increase was based upon C&W's analysis of our total estimated liability for unasserted potential future claims through May 31, 2016. This amount was calculated on a pre-tax basis and was not discounted for the time value of money. In light of the uncertainties inherent in making long-term projections, we have determined that a ten-year period is the most reasonable time period over which reasonably accurate estimates might still be made for projecting asbestos liabilities and defense costs and, accordingly, the reserve does not include asbestos liabilities for any period beyond ten years. As of May 31, 2007, total reserves were approximately $354.3 million, of which $269.3 million was reserved for unasserted potential future claims and $85.0 million was reserved for pending known claims estimated to be paid in fiscal 2008. The material components of the accruals are: (i) the gross number of open malignancy claims (principally mesothelioma claims) as these claims have the most significant impact on our asbestos settlement costs; (ii) historical and current settlement costs and dismissal rates by various categories; (iii) analysis of the jurisdiction and governing law of the states in which these claims are pending; (iv) outside defense counsel's opinions and recommendations with respect to the merits of such claims; and (v) analysis of projected liability for unasserted potential future claims.

In determining the amount of our asbestos reserves, we relied on assumptions that are based on currently known facts and projection models. Our actual expenses could be significantly higher or lower than those recorded if assumptions used in our calculations vary significantly from actual results. Key variables in these assumptions include the period of exposure to asbestos claims, the number and type of new claims to be filed each year, the rate at which mesothelioma incidences result in compensable claims against us, the average cost of disposing of each such new claim, the dismissal rates each year and the related annual defense costs. Furthermore, predictions with respect to these variables are subject to greater uncertainty as the projections period lengthens. A significant upward or downward trend in the number of claims filed, depending on the nature of the alleged injury, the jurisdiction where filed, the average cost of resolving each such claim and the quality of the product identification, could change our estimated liability, as could any substantial adverse verdict at trial. A federal legislative solution, further state tort reform or structured settlement transaction could also change the estimated liability.

Subject to the foregoing variables, based on currently available data, we believe that our current asbestos reserves are sufficient to cover asbestos-related cash flow requirements for our known pending and unasserted potential future asbestos-related claims. However, given the uncertainties associated with projecting matters into the future and numerous other factors outside of our control, we believe that it is reasonably possible we may incur asbestos liabilities for the period through 2017 and beyond in excess of our projection. Due to the uncertainty inherent in the loss reserve estimation process, we are unable to estimate an additional range of loss in excess of our accruals. While it is reasonably possible that such excess liabilities could be material to operating results in any given quarter or year, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.

During fiscal 2004, our third-party insurers' claimed exhaustion of coverage. Certain of our subsidiaries have filed a complaint for declaratory judgment, breach of contract and bad faith against these third-party insurers, challenging their assertion that their policies covering asbestos-related claims have been exhausted. The coverage litigation involves, among other matters, insurance coverage for claims arising out of alleged exposure to asbestos containing products manufactured by the previous owner of the Bondex tradename before March 1, 1966. On March 1, 1966, Republic Powdered Metals Inc. (as it was known then), purchased the assets and assumed the liabilities of the previous owner of the Bondex tradename. That previous owner subsequently dissolved and was never a subsidiary of Republic Powdered Metals, Bondex, RPM, Inc. or the Company. Because of the earlier assumption of liabilities, however, Bondex has historically and must continue to respond to lawsuits alleging exposure to these asbestos containing products. The Company discovered that the defendant insurance companies in the coverage litigation had wrongfully used cases alleging exposure to these pre-1966 products to erode their aggregate limits. This conduct, apparently known by the insurance industry based on discovery conducted to date, was in breach of the insurers' policy language. Two of the defendant insurers have filed counterclaims seeking to recoup certain monies should the plaintiffs prevail on their claims. The parties have substantially completed all fact and expert discovery relating to the liability phase of the case. The parties have filed dispositive motions (including motions for summary judgment) and related briefs. It is difficult to predict when any such motions will be decided by the court or when the court will set a definitive trial date, although our subsidiaries anticipate a ruling on these pending motions during the 2007 calendar year.

During the second fiscal quarter ended November 30, 2006, Bondex reached a cash settlement of $15.0 million, the terms of which are confidential by agreement of the parties, with one of the defendant insurers. The settling defendant has been dismissed from the case. Our subsidiaries are aggressively pursuing their claims against the remaining insurers based on the terms of their respective policies.

We are unable at the present time to predict the timing or ultimate outcome of this insurance coverage litigation or whether there will be any further settlements. Consequently, we are unable to predict whether, or to what extent, any additional insurance may be available to cover a portion of our subsidiaries' asbestos liabilities. We have not included any potential benefits from this litigation in calculating our current asbestos reserve. Our wholly-owned captive insurance companies have not provided any insurance or reinsurance coverage for any of our subsidiaries' asbestos-related claims.

The following table illustrates the movement of current and long-term asbestos-related liabilities through May 31, 2007:

Asbestos Liability Movement (Current and Long-Term)

(In thousands)	Balance at Beginning of Period	Additions to Asbestos Charge	Deductions (Primarily Claims Paid)	Balance at End of Period
Year Ended May 31, 2007	$421,285		$67,017	$354,268
Year Ended May 31, 2006	101,172	$380,000	59,887	421,285
Year Ended May 31, 2005	90,607	78,000	67,435	101,172

We provide, through our wholly-owned insurance subsidiaries, certain insurance coverage, primarily product liability, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims. As of May 31, 2007, the current portion of these reserves amounted to $55.0 million as compared with $53.8 million at May 31, 2006, while the total long-term reserves of $8.8 million at May 31, 2007 compare with $13.3 million at May 31, 2006. Product warranty expense is recorded within selling, general and administrative expense. The changes in the reserve balance have occurred primarily as a result of our continuing evaluation of our liability under a class action lawsuit settlement covering our Dryvit residential exterior insulated finish systems product line ("EIFS"). We also offer a warranty program for our roofing systems and have established a product warranty reserve. We review this reserve for adequacy on a quarterly basis and adjust it as necessary. The primary factors that could affect this reserve may include changes in the historical system performance rate as well as the costs of replacement.

Third-party excess insurers have historically paid varying shares of Dryvit's defense and settlement costs for individual commercial and residential EIFS lawsuits under various cost-sharing agreements. Dryvit has assumed a greater share of the costs associated with its EIFS litigation as it seeks funding commitments from our third-party excess insurers and will likely continue to do so pending the outcome of coverage litigation involving these same third-party insurers. One of our excess insurers filed suit seeking a declaration with respect to its rights and obligations for EIFS related claims under its applicable policies. During last year's fiscal third quarter, the court granted Dryvit's motion to stay the federal filing based on a more complete state court complaint filed against these same insurers and the Company's insurance broker. The coverage case is now proceeding in state court. Discovery in this litigation is ongoing. The trial is scheduled for December 3, 2007.

In addition, like others in similar businesses, we are involved in several proceedings relating to environmental matters. It is our policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

NOTE J - SEGMENT INFORMATION

We operate a portfolio of businesses and product lines which manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into two reportable operating segments, the consumer segment and the industrial segment. Within each reportable operating segment, individual groups of companies and product lines generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities.

Our industrial segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers.

Our consumer segment manufactures and markets professional use and do-it-yourself ("DIY") products for a variety of mainly consumer applications, including home improvement, automotive maintenance and boat repair, and personal leisure activities. Our consumer segment's major manufacturing and distribution operations are located primarily in North America. Consumer segment products are sold throughout North America directly to mass merchandisers, home improvement centers, hardware stores, paint stores, automotive supply stores, craft shops and to other smaller customers through distributors.

In addition to two reportable operating segments, there are certain business activities, referred to as corporate/other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated net sales, income before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.

The ten largest consumer segment customers represented approximately 20%, 22% and 25% of our consolidated net sales and approximately 55%, 55% and 57% of consumer net sales for 2007, 2006 and 2005, respectively. Sales to The Home Depot represented 9%, 10% and 11% of our consolidated net sales and 24%, 25% and 26% of our consumer segment net sales for 2007, 2006 and 2005, respectively.

We reflect income from our joint ventures on the equity method, and receive royalties from our licensees. Total income from royalties and joint ventures amounted to approximately 2% or less of income before income taxes for each of the periods presented, and is therefore included as an offset to selling, general and administrative expenses. Export sales amounted to less than 10% of net sales for each of the three years presented.

The following table reflects the results of our reportable operating segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year ended May 31	2007	2006	2005
(In thousands)			
Segment Information			
Net Sales			
Industrial	$2,100,386	$1,811,590	$1,441,548
Consumer	1,238,378	1,196,748	1,114,187
Total	$3,338,764	$3,008,338	$2,555,735
Income (Loss) Before Income Taxes			
Industrial	$ 233,120	$ 201,230	$ 168,578
Consumer	151,496	159,147	147,601
Corporate/Other	(77,081)	(482,852)[1]	(152,451)[1]
Total	$ 307,535	$ (122,475)	$ 163,728
Identifiable Assets			
Industrial	$1,708,606	$1,628,038	$1,278,234
Consumer	1,285,180	1,102,687	1,144,909
Corporate/Other	339,363	265,339	224,332
Total	$3,333,149	$2,996,064	$2,647,475
Capital Expenditures			
Industrial	$ 49,235	$ 39,274	$ 30,714
Consumer	20,141	20,800	24,175
Corporate/Other	1,017	1,081	720
Total	$ 70,393	$ 61,155	$ 55,609
Depreciation and Amortization			
Industrial	$ 46,453	$ 40,536	$ 33,213
Consumer	30,860	29,938	29,264
Corporate/Other	4,294	3,825	3,515
Total	$ 81,607	$ 74,299	$ 65,992
Geographic Information			
Net Sales (based on shipping location)			
United States	$2,341,008	$2,248,259	$2,009,748
Foreign			
Canada	255,246	222,602	192,579
Europe	596,613	411,548	250,585
Other Foreign	145,897	125,929	102,823
Total Foreign	997,756	760,079	545,987
Total	$3,338,764	$3,008,338	$2,555,735
Long-Lived Assets[2]			
United States	$1,208,981	$1,190,722	$1,158,138
Foreign			
Canada	132,052	121,137	98,880
Europe	385,066	260,866	103,070
Other Foreign	18,107	18,027	18,392
Total Foreign	535,225	400,030	220,342
Total	$1,744,206	$1,590,752	$1,378,480

[1] Asbestos-related charges, totaling $380.0 million in fiscal 2006 and $78.0 million in fiscal 2005, reflected in Corporate/Other, relate to our Bondex International, Inc. subsidiary.
[2] Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

NOTE K - QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2007 and 2006:

	For Quarter Ended			
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31
2007				
Net Sales	$844,161	$809,386	$679,494	$1,005,723
Gross Profit	345,073	326,071	263,485	425,823
Net Income	61,342	52,941	10,052	83,954
Basic Earnings Per Share	$ 0.52	$ 0.45	$ 0.08	$ 0.70
Diluted Earnings Per Share	$ 0.49	$ 0.42	$ 0.08	$ 0.65
Dividends Per Share	$ 0.160	$ 0.175	$ 0.175	$ 0.175

	For Quarter Ended			
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31
2006				
Net Sales	$747,352	$739,350	$612,475	$ 909,161
Gross Profit	315,019	298,285	243,379	390,682
Net Income (Loss)	49,961	18,527	(2,687)	(142,006)[b]
Basic Earnings (Loss) Per Share	$ 0.43	$ 0.16	$ (0.02)	$ (1.21)
Diluted Earnings (Loss) Per Share	$ 0.40	$ 0.15	$ (0.02)[a]	$ (1.21)[a]
Dividends Per Share	$ 0.150	$ 0.160	$ 0.160	$ 0.160

[a] Conversion of the net issuable common share equivalents and the shares related to convertible securities for the three month periods ended February 28, 2006 and May 31, 2006 were not assumed, since the results would have been anti-dilutive.

[b] During the fourth fiscal quarter ended May 31, 2006, we increased our liability for asbestos claims by $335.0 million ($215 6 million after-tax), representing our estimation of our liability for pending and unasserted claims through May 31, 2016. See Note I to the Consolidated Financial Statements for discussion.

Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.

QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION

Shares of RPM International Inc. common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid

Fiscal 2007	High	Low	Dividends paid per share
First Quarter	$19.12	$17.53	$0.160
Second Quarter	$20.36	$17.40	$0.175
Third Quarter	$24.25	$19.90	$0.175
Fourth Quarter	$24.14	$21.04	$0.175

Fiscal 2006	High	Low	Dividends paid per share
First Quarter	$19.21	$17.47	$0.150
Second Quarter	$19.15	$16.90	$0.160
Third Quarter	$19.00	$16.96	$0.160
Fourth Quarter	$19.70	$17.40	$0.160

Source: *The Wall Street Journal*

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of RPM common stock as of July 13, 2007 was approximately 31,955.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of RPM International Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. RPM's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of RPM's internal control over financial reporting as of May 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. The scope of such assessment did not include Tor Coatings ("Tor") and the acquired businesses of The Dane Group ("Dane"), which the Company acquired in 2007, and are included in our Consolidated Financial Statements, aggregating approximately $68.6 million of total assets as of May 31, 2007, approximately $17.8 million of net sales and approximately $0.4 million of pre-tax loss for the year then ended. Based on this assessment, management concluded that, as of May 31, 2007, RPM's internal control over financial reporting is effective.

The independent registered public accounting firm Ernst & Young LLP, has also audited the Company's assessment of internal control over financial reporting as of May 31, 2007 and their report thereon is included on page 67 of this report.





Frank C. Sullivan
President and Chief Executive Officer

Robert L. Matejka
Vice President, Chief Financial Officer and Controller

July 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio

We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries ("RPM" or "the Company") as of May 31, 2007 and 2006 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of RPM at May 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. Generally Accepted Accounting Principles.

As discussed in Note A to the Consolidated Financial Statements, effective June 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), Share-Based Payment. Also, as discussed in Note A to the Consolidated Financial Statements, effective on May 31, 2007, the Company adopted SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment to FAS 87, 88, 106 and 132(R).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RPM's internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 27, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
July 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries
Medina, Ohio

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control over Financial Reporting," that RPM International Inc. and Subsidiaries ("RPM" or "the Company") maintained effective internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RPM's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include an assessment of the effectiveness of internal controls over financial reporting of Tor Coatings Limited ("Tor") and the acquired businesses of The Dane Group ("Dane"), which were acquired by RPM in 2007, and are included in the 2007 Consolidated Financial Statements of RPM and constituted approximately $68.6 million of total assets as of May 31, 2007, approximately $17.8 million of revenue and approximately $0.4 million of pre-tax loss for the year then ended. Our audit of internal control over financial reporting of RPM as of May 31, 2007 also did not include an evaluation of the internal control over financial reporting of Tor and Dane.

In our opinion, management's assessment that RPM maintained effective internal control over financial reporting as of May 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, RPM maintained, in all material respects, effective internal control over financial reporting as of May 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheet of RPM International Inc. and Subsidiaries as of May 31, 2007 and the related Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the year then ended and our report dated July 27, 2007 expressed an unqualified opinion thereon.


Ernst + Young LLP

Cleveland, Ohio
July 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries
Medina, Ohio

We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows of RPM International Inc. and Subsidiaries (the "Company") for the year ended May 31, 2005. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended May 31, 2005, in conformity with U.S. Generally Accepted Accounting Principles.

Ciulla, Smith & Dale, LLP

Cleveland, Ohio
July 7, 2005, except as to Note K of the Annual Report on Form 10-K
for the year ended May 31, 2005, which is as of July 22, 2005.

STOCKHOLDER INFORMATION

WORLD HEADQUARTERS

RPM International Inc.
2628 Pearl Road
P.O. Box 777
Medina, OH 44258
Telephone: 330-273-5090 or 800-776-4488
Fax: 330-225-8743
Web site: www.rpminc.com
E-mail: info@rpminc.com

ANNUAL MEETING

Stockholders are invited to attend RPM's Annual Meeting, which will be held at the Holiday Inn Select, 15471 Royalton Road, Strongsville, Ohio, at 2 p.m. Thursday, October 4, 2007. Directions can be found on the RPM web site.

FORM 10-K AND OTHER FINANCIAL INFORMATION

Investors may obtain, at no charge, a copy of the RPM Annual Report to the Securities and Exchange Commission on Form 10-K, a corporate video and other investor information by writing to Kathie M. Rogers, Manager of Investor Relations, at RPM International Inc.

Form 10-K, other public financial reports and news releases may also be obtained electronically through our web site, www.rpminc.com, under "Investor Information."

ANNUAL CERTIFICATIONS

RPM has filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the 10-K for the fiscal year ended May 31, 2007. In addition, on November 3, 2006, RPM filed the Chief Executive Officer certification with the New York Stock Exchange (NYSE), pursuant to the NYSE Listed Company Manual 303A.12, certifying that the Chief Executive Officer is not aware of any violation by the company of NYSE corporate governance listing standards.

CORPORATE GOVERNANCE

Copies of the RPM Board of Directors Corporate Governance Guidelines, as well as the Charters of the committees of the Board and RPM's Code of Conduct, are available on the company's web site at www.rpminc.com, under "Investor Information/Corporate Governance." Copies of these materials are also available, without charge, upon written request to the Secretary of RPM.

INSTITUTIONAL INVESTOR AND SECURITY ANALYST INQUIRIES

Security analysts and investment professionals with questions regarding RPM should contact P. Kelly Tompkins, Executive Vice President and Chief Administrative Officer, at 330-273-5090.

DIVIDEND PAYMENTS

Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its stockholders for 33 consecutive years.

STOCK TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

National City Bank maintains RPM's stockholder records and is responsible for disbursing dividend checks. Questions concerning your account, change of address, transfer of ownership, lost certificates, safekeeping of stock certificates, dividend payments and other related items should be directed to:

National City Bank, Department 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone: 800-988-5238 or 800-622-6757
Fax: 216-257-8508
E-mail: shareholder.inquiries@nationalcity.com
www.nationalcitystocktransfer.com

DIRECT DEPOSIT OF DIVIDENDS

Stockholders of record may have their dividends deposited directly into their checking or savings account through the Direct Deposit Program at no charge. For information regarding this service, please contact National City Bank at the address shown above.

INTERNET ACCOUNT ACCESS

Stockholders of record may access their accounts via the Internet to review account holdings and transaction history through National City Bank's StockAccess℠ at www.ncstockaccess.com. Stockholders can download frequently used forms as well from this web site. For log-in assistance, stockholders should contact National City Bank at 800-622-6757 or 800-988-5238.

DIVIDEND REINVESTMENT PLAN

RPM maintains a Dividend Reinvestment Plan whereby cash dividends, and up to an additional $5,000 per month, may be invested in RPM shares at no commission cost. You must be a stockholder of record and own at least one share of RPM common stock to enroll in the Plan. Approximately 87 percent of the stockholders of record participate in the RPM Dividend Reinvestment Plan. Details of the Plan are available by contacting RPM, Shareholder Services, at 800-776-4488. Questions concerning existing Dividend Reinvestment accounts should be directed to:

National City Bank, Department 5352
Corporate Trust Operations
P.O. Box 94946
Cleveland, OH 44101-4946
Telephone: 800-988-5238 or 800-622-6757
Fax: 216-257-8367
E-mail: shareholder.inquiries@nationalcity.com

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP, Cleveland, Ohio (effective fiscal 2006)
Ciulla, Smith & Dale, LLP, Cleveland, Ohio (for fiscal 2005)

COUNSEL

Calfee, Halter & Griswold LLP, Cleveland, Ohio

STOCK EXCHANGE LISTING

RPM LISTED NYSE

RPM International Inc. is listed on the New York Stock Exchange (ticker symbol "RPM").

Subsidiaries and Plant Locations

INDUSTRIAL SEGMENT

A/D Fire Protection Systems Inc.
Scarborough, Ontario, Canada
www.adfire.com

Agpro (N.Z.) Limited
Auckland, New Zealand
www.agpro.co.nz

Alteco Technik GmbH
Twistringen, Germany
www.alteco-technik.de

Carboline Company
St. Louis, Missouri
www.carboline.com

Carboline Italia S.p.A.
Milan, Italy

Chemical Specialties Mfg. Corp.
Baltimore, Maryland
www.chemspecworld.com

Compact Technology GmbH
Traunreut, Germany
www.compacttech.com

Dane Color UK Limited
Stalybridge, United Kingdom
www.danegroup.co.uk

Day-Glo Color Corp.
Cleveland, Ohio
www.dayglo.com

Dryvit Systems, Inc.
West Warwick, Rhode Island
www.dryvit.com

Ecoloc N.V.
Brecht, Belgium
www.lock-tile.com

Euclid Admixture Canada Inc.
Montreal, Quebec, Canada
www.euclidchemical.com

The Euclid Chemical Company
Cleveland, Ohio
www.euclidchemical.com

Eucomex S.A. de C.V.
Mexico City, Mexico
www.eucomex.com

Fibergrate Composite Structures Incorporated
Dallas, Texas
www.fibergrate.com

Kop-Coat, Inc.
Pittsburgh, Pennsylvania
www.kop-coat.com

Nullifire Limited
Coventry, United Kingdom
www.nullifire.com

Paramount Technical Products, Inc.
Spearfish, South Dakota
www.tremcosealants.com

Radiant Color N.V.
Houthalen, Belgium
www.radiantcolor.be

Republic Powdered Metals, Inc.
Medina, Ohio
www.rpmrepublic.com

RPM/Belgium N.V.
Tielt, Belgium
www.rpm-belgium.be

Stonhard
Div. of StonCor Group, Inc.
Maple Shade, New Jersey
www.stoncor.com
www.stonhard.com

StonKleen
Div. of StonCor Group, Inc.
Philadelphia, Pennsylvania
www.stonkleen.com

TCI, Inc.
Ellaville, Georgia
www.tcipowder.com

Toxement S.A.
Bogota, Columbia
www.toxement.com

Tremco Barrier Solutions, Inc.
Reynoldsburg, Ohio
www.tremcobarriersolutions.com

Tremco illbruck International GmbH
Cologne, Germany
www.illbruck.de

Tremco Incorporated
Beachwood, Ohio
www.tremcoinc.com

Vandex International AG
Solothurn, Switzerland
www.vandex.com

Weatherproofing Technologies, Inc.
Beachwood, Ohio
www.tremcoroofing.com

PLANT LOCATIONS

Argentina
Belgium
Canada
China
Colombia
The Czech Republic
Germany
Italy
Mexico
The Netherlands
New Zealand
Poland
South Africa
United Arab Emirates
United Kingdom
United States

TRADEMARKS APPEARING IN THIS ANNUAL REPORT

Carboline®, Day-Glo®, Dryvit®, EUCO®, Fibergrate®, illbruck®, Outsulation®, Perennator®, Permaquik®, Stonblend®, Stonhard®, Stone Mist®, TCI® and VANDEX® are registered trademarks of the subsidiary corporations of RPM International Inc.

Blackfriar™, Coco™, Festix™, GemTone™, Holdtite™, Macroplexx™, Pettit™, Ratcliffe™, Republic Powdered Metals™, Solignum™, Stonkleen™, Tor™ and Tru-Core™ are trademarks of the subsidiary corporations of RPM International Inc.

CONSUMER SEGMENT

Bondo Corporation
Atlanta, Georgia
www.bondo.com

Chemical Coatings, Inc.
Hickory, North Carolina

DAP Canada
Div. of RPM Canada
Scarborough, Ontario, Canada
www.dap.com

DAP Products Inc.
Baltimore, Maryland
www.dap.com

Guardian Protection Products, Inc.
Hickory, North Carolina
www.guardianproducts.net

Mantrose-Haeuser Co., Inc.
Westport, Connecticut
www.mbzgroup.com

Martin Mathys N.V.
Zelem, Belgium
www.ro-m.com

Modern Masters Inc.
Sun Valley, California
www.modernmastersinc.com

New Parks
Div. of Zinsser Co., Inc.
Somerset, New Jersey
www.newparks.com

RPM Wood Finishes Group, Inc.
Hickory, North Carolina
www.mohawk-finishing.com
www.hbehlen.com
www.starfinishing.com

Rust-Oleum Argentina S.A.
Buenos Aires, Argentina
www.rustoleum.com/international.asp

Rust-Oleum Consumer Brands Canada
Div. of RPM Canada
Toronto, Ontario, Canada

Rust-Oleum Corporation
Vernon Hills, Illinois
www.rust-oleum.com

Rust-Oleum Japan Corporation
Yokohama, Japan
www.roj.co.jp

Rust-Oleum Netherlands B.V.
Roosendaal, Netherlands
www.rust-oleum.nl

The Testor Corporation
Rockford, Illinois
www.testors.com

Tor Coatings Limited
Birtley, United Kingdom
www.tor-coatings.com

Watco UK Limited
Godalming, United Kingdom
www.watco.co.uk

Westfield Coatings Corporation
Westfield, Massachusetts

Wolman Wood Care Products
Div. of Zinsser Co., Inc.
Somerset, New Jersey
www.wolman.com

Zinsser Co., Inc.
Somerset, New Jersey
www.zinsser.com

PLANT LOCATIONS

Belgium
Canada
The Netherlands
United Kingdom
United States

TRADEMARKS APPEARING IN THIS ANNUAL REPORT

Bondex®, Bondo®, Bulls Eye 1-2-3®, DAP®, Dynatron®, Laminex®, Lexzar®, Modern Masters®, Okon®, Rust-Oleum®, Stops Rust®, Testors®, UltraGrip®, Varathane®, Watco® and Zinsser® are registered trademarks of the subsidiary corporations of RPM International Inc.

Alex Fast Dry™, Kwik Dry™, M-Pact™, Stik™ and Stoneffects™ are trademarks of the subsidiary corporations of RPM International Inc.

Wolman® is a registered trademark of Arch Wood Protection, Inc. used under a license by subsidiary corporations of RPM International Inc.

Wildfire® is a registered trademark of Wildfire, Inc. used under license by a subsidiary corporation of RPM International Inc.

Minwax® is a registered trademark of SWIMC, Inc. and appears solely to identify a competitor's product for comparative performance purposes.

On *Board* Board of Directors

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Governance & Nominating Committee
* Chairman of the Committee
** Alternate member of Committee


Brandon


Carbonari


Karman


Miller


Nance


Papenbrock


Ratner


Sullivan


Sullivan


Summers


Thornton


Viviano

Edward B. Brandon (1), (3*); Elected 1989; retired Chairman and Chief Executive Officer, National City Corporation, Cleveland, Ohio (a financial holding company)

Bruce A. Carbonari (4); Elected 2002; President and Chief Operating Officer, Fortune Brands, Inc., Deerfield, Illinois (a leading consumer brands company)

James A. Karman (2); Elected 1963; retired Vice Chairman, RPM International Inc.

Donald K. Miller (2*); Elected 1972; Chairman, Axiom International Investors LLC, Greenwich, Connecticut (an international equity asset management firm)

Fredrick R. Nance (4); Elected 2007; Regional Managing Partner; Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio (attorneys at law)

William A. Papenbrock (2), (3**), (4); Elected 1972; retired Partner and past Vice Chairman of the Executive Committee, Calfee, Halter & Griswold LLP, Cleveland, Ohio (attorneys at law)

Charles A. Ratner (1), (3); Elected 2005; President and Chief Executive Officer, Forest City Enterprises, Inc., Cleveland, Ohio (a diversified real estate development corporation)

Frank C. Sullivan (1*); Elected 1995; President and Chief Executive Officer, RPM International Inc.

Thomas C. Sullivan (1); Elected 1963; Chairman of the Board, retired Chief Executive Officer, RPM International Inc.

William B. Summers, Jr. (2); Elected 2004; retired Chairman, McDonald Investments Inc., Cleveland, Ohio (an investment banking and securities firm and a subsidiary of KeyCorp)

Dr. Jerry Sue Thornton (1), (3), (4**); Elected 1999; President of Cuyahoga Community College, Cleveland, Ohio

Joseph P. Viviano (4*); Elected 2001; retired Vice Chairman, Hershey Foods Corporation, Hershey, Pennsylvania

OFFICERS

Frank C. Sullivan
President and Chief Executive Officer

Ronald A. Rice
Executive Vice President and Chief Operating Officer

P. Kelly Tompkins
Executive Vice President and Chief Administrative Officer

Paul G. P. Hoogenboom
Senior Vice President – Manufacturing and Operations and Chief Information Officer

Stephen J. Knoop
Senior Vice President – Corporate Development

Ernest Thomas
Senior Vice President and Chief Financial Officer

Lonny R. DiRusso
Vice President – Information Technology

Robert L. Matejka
Vice President and Controller

Edward W. Moore
Vice President, General Counsel and Secretary

Matthew T. Ratajczak
Vice President – Global Taxes

Keith R. Smiley
Vice President, Treasurer and Assistant Secretary

Raising the Flag in World Markets

With 78 percent of fiscal 2007 sales in North America, RPM International sees vast growth potential in other parts of the world.

Sales in Europe topped $500 million for the first time in fiscal 2007, reaching $596.6 million, or 18 percent of total revenue. We acquired three European businesses with annual sales of $85 million during the year, and now operate 17 manufacturing facilities in Europe.

In other parts of the world, we have barely scratched the surface. Our Fibergrate business looks to expand in Asia through its purchase of a minority interest in Kemrock Industries in India, while Euclid Chemical Company is enjoying brisk growth in Latin America and Rust-Oleum's industrial coatings have gained strong footholds in both continents.

All told, the three main markets in which we participate — paints and coatings, sealants and adhesives and roofing — have $167 billion in annual sales globally. RPM is working hard to expand our piece of this pie.


END

RPM International Inc.
2628 Pearl Road P.O. Box 777 Medina, Ohio 44258 PHONE 330-273-5090 FAX 330-225-8743 E-MAIL info@rpminc.com WEB www.rpminc.com